GREENPOWER MOTOR COMPANY INC.
Suite 240 - 209 Carrall Street
Vancouver, B.C. V6B 2J2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON MARCH 28, 2023

AND

INFORMATION CIRCULAR

February 21, 2023

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

GREENPOWER MOTOR COMPANY INC.

Suite 240 - 209 Carrall Street
Vancouver, B.C. V6B 2J2
Telephone: (604) 563-4144

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of GreenPower Motor Company Inc. (the "Company") will be held at Clark Wilson LLP, Suite 900 - 885 West Georgia Street, Vancouver, BC V6C 3H1 on Tuesday, March 28, 2023, at the hour of 2:00 p.m. (Pacific time) for the following purposes:

1. to receive the audited financial statements of the Company for the fiscal year ended March 31, 2022 and the accompanying report of the auditors;

2. to set the number of directors of the Company for the ensuing year at six (6) persons;

3. to elect Mark Achtemichuk, Fraser Atkinson, Malcolm Clay, Cathy McLay, David Richardson and Brendan Riley as directors of the Company;

4. to appoint BDO Canada LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing fiscal year and to authorize the directors of the Company to fix the remuneration to be paid to the auditors;

5. to consider and, if thought fit, to re-approve the Company's 2022 Equity Incentive Plan, including approval of a 10% rolling plan for stock options and approval, ratification and confirmation of an increase in the number of common shares under the fixed portion of the plan from 2,314,803 to 2,467,595 common shares for performance-based awards of restricted share units, performance share units and deferred share units, all as described in the accompanying information circular (the "Information Circular");

6. to consider and, if thought fit, to approve the Company's 2023 Equity Incentive Plan for U.S. employees, all as described in the accompanying Information Circular; and

7. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of Meeting (the "Notice of Meeting").

The board of directors of the Company has fixed February 17, 2023 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered holder of common shares and have received this Notice of Meeting and accompanying materials through an intermediary, such as an investment dealer, broker, custodian, administrator a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or other nominee, or a clearing agency in which the intermediary participates (each an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Dated at Vancouver, British Columbia as of this 21st day of February, 2023.

By Order of the Board of Directors of

GREENPOWER MOTOR COMPANY INC.

"Fraser Atkinson"

Fraser Atkinson
Chairman and Director

GREENPOWER MOTOR COMPANY INC.

Suite 240 - 209 Carrall Street
Vancouver, B.C. V6B 2J2
Telephone: (604) 563-4144

INFORMATION CIRCULAR
February 21, 2023

INTRODUCTION

This Information Circular accompanies the Notice of Annual General and Special Meeting (the "Notice") and is furnished to shareholders (each, a "Shareholder") holding common shares (each, a "Share") in the capital of GreenPower Motor Company Inc. (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the "Meeting") of the Shareholders to be held at Clark Wilson LLP, Suite 900 - 885 West Georgia Street, Vancouver, B.C. V6C 3H1, on Tuesday, March 28, 2023, at 2:00 p.m., Pacific Time, or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is February 21, 2023. Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation to any of the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers who are NOBOs (as defined below), and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Share that such Shareholder holds on the record date of February 17, 2023 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

The Shareholder may vote by mail, by telephone or via the Internet by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting (i.e. 2:00 p.m. PT on Friday March 24, 2023), or any adjournment or postponement thereof. The Chairman of the Meeting, in their sole discretion, may accept completed forms of proxy on the day of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy. The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for some Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to the names of all Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail. Alternatively, Beneficial Shareholders can call a toll- free number and access Broadridge's dedicated voting website www.proxyvote.com (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of their broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them, follow the instructions on the form, and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a U.S. Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their Shares.

Beneficial Shareholders consist of non-objecting beneficial owners ("NOBOs") and objecting beneficial owners ("OBOs"). A NOBO is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators. An OBO means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under NI 54-101.

The Company is not sending proxy-related materials directly to NOBOs or OBOs of the Shares. Management of the Company does not intend to pay for intermediaries to forward to OBOs the proxy- related materials and in the case of an OBO, the OBO of the Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value. As of the record date, determined by the board of directors of the Company (the "Board") to be the close of business on February 17, 2023, a total of 24,675,950 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to the outstanding Shares of the Company, other than as set forth below:

Name of Shareholder	Number of Shares Owned	Percentage of Outstanding Shares
Fraser Atkinson	2,888,835 (1)	11.7%
David Richardson	2,858,811 (2)	11.6%

(1) Mr. Atkinson holds 1,310,766 Shares directly, 28,571 Shares in the Atkinson Family Trust, 804,854 Shares indirectly with Koko Financial Services Ltd., a private company owned by Mr. Atkinson, 708,928 Shares indirectly with KFS Capital LLC, a private company owned by Mr. Atkinson, 17,858 indirectly through H. Atkinson ITF SS Atkinson and 17,858 indirectly through H. Atkinson ITF RR Atkinson.

(2) Mr. Richardson holds 100,714 Shares directly and 2,758,097 Shares indirectly through Countryman Investments Ltd.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended March 31, 2022, together with the auditor's report thereon, will be presented to the Shareholders at the Meeting. The Company's financial statements and management discussion and analysis are available on SEDAR at www.sedar.com

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at six (6). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends the approval of setting the number of directors of the Company at six (6).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's Articles or until such director's earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy. All of the nominees listed in the form of proxy are presently members of the Board.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province, Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for last five years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
Fraser Atkinson (3) British Columbia, Canada Chief Executive Officer, Chairman and Director	Chairman of the Company since February 2011 and CEO since June 2019; Director of Equus Total Return, Inc. since May 2010; and Director of Amego Capital Corp. since July 2021.	February 11, 2011 to present	2,888,835 (5)
Brendan Riley California, United States President and Director	President of the Company since October 2016 and Director since July 2019; VP Bus, Truck and Material Handling of BYD Motors Inc from October 2011 to October 2016.	July 3, 2019 to present	81,716(6)
Mark Achtemichuk(3) British Columbia, Canada Director	Recently retired. Most recently Senior Vice President at CMLS Financial Ltd. from April 2010 to January 2021; and principal of MSA Holdings, Inc. since July 2007.	February 22, 2011 to present	82,078(7)
Malcolm Clay(2)(3)(4) British Columbia, Canada Director	Currently retired. Mr. Clay was a Partner with KPMG LLP from September 1975 to September 2002. Since retirement Mr.
	Clay has been active as a consultant and Corporate Director for several public companies.	February 22, 2011 to present	599,843(8)
David Richardson (2)(4) British Columbia, Canada Director	Founder and CEO of Octaform Systems Inc. from May 1997 to present. Mr.
	Richardson has served on a number of public and private boards throughout his career. Currently he is a Director of ZS2 Technologies Ltd. since October 2020 and a member of the Board of Trustees for AIP Realty Trust since December 2021.	March 25, 2015 to present	2,858,811(9)
Cathy McLay(2)(4) British Columbia, Canada Director	Ms. McLay retired in 2018 from Translink, a public transit service provider in Metro Vancouver as the chief financial officer, executive vice president finance and corporate services and for a period the interim chief executive officer. She currently serves on the boards of the Insurance Corporation of British Columbia (Chair of the audit committee), Vancouver Fraser Port Authority (Chair Major Capital Committee), British Columbia Hydro Authority (Chair Site C Commercial Committee) and British Columbia Ferry Services. Ms. McLay is a fellow of the Chartered Professional Accountants of British Columbia and a graduate of the Institute of Corporate Directors Education Program.	January 20, 2020 to present	9,715(10)

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at February 17, 2023 based upon information furnished to the Company by the individual directors.

(2) Member of the Audit Committee.

(3) Member of Nominating Committee.

(4) Member of Compensation Committee.

(5) Mr. Atkinson holds 1,310,766 Shares directly, 28,571 Shares in the Atkinson Family Trust, 804,854 Shares indirectly with Koko Financial Services Ltd. ("Koko"), a private company owned by Mr. Atkinson, 708,928 Shares indirectly with KFS Capital LLC ("KFS"), a private company owned by Mr. Atkinson, 17,858 indirectly through H. Atkinson ITF SS Atkinson and 17,858 indirectly through H. Atkinson ITF RR Atkinson. Mr. Atkinson also beneficially holds 267,142 stock options, each of which entitles Mr. Atkinson to purchase one Share, of which 14,286 stock options are exercisable at a price of $3.50 per Share until May 4, 2023, 14,286 stock options are exercisable at a price of $3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of $2.59 per Share until January 30, 2025, 100,000 stock options are exercisable at a price of U.S. $20.00 per Share until November 19, 2025, and 50,000 stock options are exercisable at a price of $16.45 per share until December 10, 2026, and 60,000 stock options exercisable at a price of $3.80 per share until February 14, 2028.

(6) Brendan Riley holds 81,716 Shares directly. Mr. Riley also beneficially holds 274,283 stock options, each of which entitles Mr. Riley to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of $3.15 per Share until expiry on December 18, 2022, 14,286 stock options are exercisable at a price of $3.50 per Share until February 12, 2024, 35,714 stock options are exercisable at a price of $2.59 per Share until January 30, 2025, 100,000 stock options are exercisable at a price of U.S. $20.00 per Share until November 19, 2025, 50,000 stock options are exercisable at a price of $16.45 until December 10, 2026, and 60,000 stock options exercisable at a price of $3.80 per share until February 14, 2028.

(7) Mark Achtemichuk holds 72,505 Shares directly, 3,696 Shares through his TFSA account, 2,600 shares in his RRSP, and 3,277 Shares through his RESP account. Mr. Achtemichuk also beneficially holds 186,429 stock options, each of which entitles Mr. Achtemichuk to purchase one Share, of which 14,286 stock options are exercisable at a price of $3.50 until May 4, 2023, 14,286 stock options are exercisable at a price of $3.50 per Share until February 12, 2024, 42,857 stock options are exercisable at a price of $2.59 per Share until January 30, 2025, 5,000 stock options are exercisable at a price of U.S. $20.00 per Share until December 4, 2025, 50,000 stock options are exercisable at a price of $16.45 per share until December 10, 2026, and 60,000 stock options exercisable at a price of $3.80 per share until February 14, 2028.

(8) Malcolm Clay holds 578,848 Shares directly, 17,070 Shares through his RRIF account and 3,925 Shares through his TFSA account. Mr. Clay also beneficially holds 172,143 stock options, each of which entitles Mr. Clay to purchase one Share, of which 14,286 stock options are exercisable at a price of $3.50 until May 4, 2023, 14,286 stock options are exercisable at a price of $3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of $2.59 per Share until January 30, 2025, 5,000 stock options exercisable at a price of U.S. $20.00 per Share until December 4, 2025, 50,000 stock options exercisable at a price of $16.45 per Share until December 10, 2026, and 60,000 stock options exercisable at a price of $3.80 per share until February 14, 2028.

(9) David Richardson holds 100,714 Shares directly and 2,758,097 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also directly holds 172,142 stock options, each of which entitles Mr. Richardson to purchase one Share, 14,286 stock options are exercisable at a price of $3.50 per Share until May 4, 2023, 14,286 stock options are exercisable at a price of $3.50 until February 12, 2024, 28,571 stock options are exercisable at a price of $2.59 per Share until January 30, 2025, 5,000 stock options are exercisable at a price of U.S. $20.00 per Share until December 4, 2025, 50,000 stock options are exercisable at a price of $16.45 per share until December 10, 2026, and 60,000 stock options exercisable at a price of $3.80 per share until February 14, 2028.

(10) Cathy McLay holds 9,715 Shares directly. Ms. McLay also directly holds 157,857 stock options, 42,857 of which entitles Ms. McLay to purchase one Share which are exercisable at a price of $2.59 per Share until January 30, 2025, 5,000 stock options are exercisable at a price of U.S. $20.00 per Share until December 4, 2025, 50,000 stock options are exercisable at a price of $16.45 per share until December 10, 2026, and 60,000 stock options exercisable at a price of $3.80 per share until February 14, 2028.

It is the responsibility of the Insiders (including the directors and officers of the Company) to file in a timely fashion all of their transactions on www.sedi.ca, which the Company has relied on for the information contained in the Information Circular.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Orders

To the best of management's knowledge, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

Except as disclosed below, to the best of management's knowledge, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency. Mr. Fraser Atkinson is a director and officer of Alta Ready Mix Inc., which appointed Bowra Group Inc. who obtained an approval for a proposal to creditors on March 20, 2017 and court approval on April 11, 2017 for a creditor arrangement. Alta Ready Mix Inc. continues its business operations and is in good standing.

To the best of management's knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director of the Company.

Penalties and Sanctions

To the best of management's knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

"CEO" means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

"closing market price" means the price at which the company's security was last sold, on the applicable date,

(a) in the security's principal marketplace in Canada, or

(b) if the security is not listed or quoted on a marketplace in Canada, in the security's principal marketplace;

"company" includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

"external management company" includes a subsidiary, affiliate or associate of the external management company;

"grant date" means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(a) a CEO;

(b) a CFO;

(c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000, as determined in accordance with subsection 1.3(6), for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

For the purpose of this section, all amounts herein are reported in U.S. dollars unless stated otherwise.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

The overall objective of the Company's compensation strategy is to offer short-term, medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest caliber and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Company currently has short-term, medium-term and long-term compensation components in place, and intends to further develop these compensation components. The objectives of the Company's compensation policies and procedures are to align the interests of the Company's employees with the interests of its Shareholders.

The Company has a compensation committee (the "Compensation Committee") comprised of Malcolm Clay, Cathy McLay and David Richardson and a nominating committee (the "Nominating Committee") comprised of Malcolm Clay, Fraser Atkinson and Mark Achtemichuk. Cathy McLay is the chair of the Compensation Committee and Malcolm Clay is the chair of the Nominating Committee. All tasks related to developing and monitoring the Company's approach to the compensation of officers of the Company and to developing and monitoring the Company's approach to the nomination of directors to the Board are performed by the members of these committees in consultation with the Board. The compensation of the NEOs and the Company's employees are reviewed, recommended and approved by these committees in consultation with the Board.

Compensation to NEOs may include a base salary that constitutes the Company's short-term compensation component. Such salary takes into account his or her existing professional qualifications and experience. The NEOs' performances and salaries are to be reviewed periodically on the anniversary of their employment with the Company. Increases in salary are to be evaluated on an individual basis and are performance and market-based.

The Company may also grant incentive securities to NEOs to satisfy the long-term compensation component. The Board may also award bonuses to its NEOs. The amount and award of such bonuses isdiscretionary, depending on, among other factors, the financial performance of the Company and the position of a NEO. The objective of the Company's base salary and bonus compensation elements is to compensate NEO's at competitive market levels in order to attract and retain the best individuals for these positions in order to achieve the Company's long-term plans and objectives. In addition, the objective of the Company's stock option compensation is to align each NEO's interests with the interests of the Shareholders. Depending on the NEO's position, the amount of the grant, and other factors, the vesting schedule of stock option grants is generally over a one year to a three-year period. This enables the stock option grant to provide both short-term and long-term incentive components to employees, which the Company believes better aligns the NEO's interests with those the Shareholders, as it provides incentives for the NEO to consider the longer-term business interests of the Company when fulfilling the duties of their role.

To make its recommendations on the compensation of our NEO's, the Compensation Committee takes into account the types of compensation and the amounts paid to directors and officers of a peer group of companies listed on the Nasdaq stock exchange in the same or similar industry with market capitalizations under $2 billion. In a review conducted during the year ended March 31, 2021, companies included in this peer group are Workhorse Group, Inc. (Nasdaq: WKHS); Arcimoto (Nasdaq: FUV); Blink Charging Co. (Nasdaq:BLNK); Absolute Software (TSX: ABST, Nasdaq: ABST) and Kandi Technologies Group, Inc. (Nasdaq: KNDI). The Compensation Committee considers the peer group appropriate as these companies share the Company's listing exchange, are in the same or similar industry, and within a comparable market capitalization range.

In determining the amount of stock option grants to the CEO, CFO and President, the Compensation Committee considers market levels of grants to the peer group of comparable companies used to determine overall compensation levels. For grants to NEO's other than the CEO, CFO and President, the Compensation Committee considers recommendations from its senior executive officers, in addition to considering market levels of compensation for similar roles at comparable companies, and overall business performance.

During the year ended March 31, 2022, the Compensation Committee approved an increase to the base salary of its President of $25,000 per annum, to a total salary of $275,000 per annum, and an increase to the base salary of the CFO of CDN$25,000 per annum, to a total salary of CDN $250,000 per annum.

During the year ended March 31, 2022, the Compensation Committee approved a bonus program for the CEO, the President and the CFO, with maximum payouts of $250,000, $137,500, and CDN$125,000 respectively. 60% of the potential bonus payout for each of these individuals was based on achieving consolidated sales revenue, based on the Company's audited annual financial statements for the year ended March 31, 2022, of between $30 million and $36 million, pro-rated. The remaining 40% of the potential bonus payout to these three executives was based on achieving a range of business objectives, the measurement of which is subjective, that are aligned with each executive's responsibilities, relating to areas including but not limited to production, supply chain, cost improvements, employees, financing, investor relations activities and regulatory filings and reporting. Based on these factors, the Board approved year- end bonuses for the year-ended March 31, 2022 for the CEO, President and CFO respectively, of $56,250, $72,187.50 and CDN$31,250 respectively. The Board is currently considering the terms of bonus payouts that would apply to the compensation of its three executive officers for the year ended March 31, 2023.

The Company has not placed any restrictions on an NEO or a director's ability to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Risks Associated with Compensation Policies and Practices

In fulfilling its duties for oversight and administration of the Company's executive compensation program, the Compensation Committee considers risks associated with the Company's compensation policies and practices. The potential risks of the Company's compensation policies and practices are considered on an annual basis as part of the evaluation of the NEO's performance and determination of the overall compensation for the coming year, and more frequently where required or where appropriate. The Compensation Committee mitigates the risk of an NEO taking excessive or inappropriate risks by structuring the overall compensation to include both short-term and long-term components as well as fixed and variable elements. The long-term compensation includes stock options with vesting profiles between one to three years, which helps align management's interests with those of the Company, and helps to manage risk by linking a portion of the NEO's overall compensation to the longer term performance of the Company.

Performance Graph

The above graph compares the total shareholder return on a CDN$100 investment in the Shares to the same investment in the S&P/TSX Venture Composite Index over the same period. The above graph shows how a CDN$100 investment in the Company on March 31, 2017 with a closing stock price of $4.34 on such date (adjusted for a seven for one share consolidation in August 2020), would have grown to CDN$199.08 on March 31, 2022, with a closing stock price of CDN$8.64 on such date.

As illustrated in the above chart, the Shares have outperformed the S&P/TSX Venture Composite Index over the past five years. The compensation to executive officers is set at levels that are comparable to similar roles at similar companies, and are comprised of base salary, bonuses, and option-based awards. The amount and award of bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a NEO.

Base salary and bonuses paid to NEO's has not been driven by share price performance, and rather are based on market factors. The majority of option based awards granted to the CEO, CFO and President, vest over a standard one year vesting period.

Share-based and Option-based Awards

The Company provides Option-based Awards to its employees and executive officers, and the Company does not offer Share-based Awards to executive officers, but may choose to do so in the future. Option- based Awards are generally granted to employees and executive officers on an annual basis based on the Company's performance, the individual's role, and the individual's performance based on the expectations of the role. In addition, option-based awards are typically granted to NEO's on their initial hire date as part of their long-term compensation. Previous grants are taken into account when considering new grants of options.

Compensation Governance

The Compensation Committee consists of Malcolm Clay, Cathy McLay and David Richardson. Cathy McLay is the chair of the Committee. Each of the members of the Compensation Committee are independent. All tasks related to developing and monitoring the Company's approach to the compensation of officers of the Company and to developing and monitoring the Company's approach to the nomination of directors to the Board are performed by the members of these committees in consultation with the Board. The compensation of the NEOs and the Company's employees are reviewed, recommended and approved by these committees in consultation with the Board.

Ms. McLay worked at TransLink from September 2008 to March 2018, most recently as the Chief Financial Officer and Executive Vice President Finance and Corporate Services. Previously, Ms. McLay worked in the forest sector in several senior executive roles at Canfor and Howe Sound Pulp and Paper. Ms. McLay currently serves on the boards of Vancouver Fraser Port Authority, Insurance Corporation of British Columbia, British Columbia Hydro Authority and British Columbia Ferry Services. She has previously served on the boards of Coast Mountain Bus Company, Providence Health Care, Transportation Property & Casualty Company Inc., British Columbia Rapid Transit Company Inc, Vancouver Coastal Health and Canfor Asia Corporation. Ms. McLay is an International Certified Business Coach, a fellow of the Chartered Professional Accountants of British Columbia and a graduate of the Institute of Corporate Directors Education Program.

Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (1969), and an FCA from the Chartered Professional Accountants, British Columbia (1992). Mr. Clay is currently retired, and since retirement has been active as a financial consultant and corporate director. He was a Partner with KPMG LLP from September 1975 to September 2002. Mr. Clay has been a director of Minco Capital Corporation since 2007, and between 2007 and 2012 he was a director of Zongshen PEM Power Systems Inc., a large manufacturer of motorcycles and battery powered scooters based in China.

Mr. Richardson is the founder and Chief Executive Officer of Octaform Systems Inc. since May 1997, founder and CEO of SuperCap Technologies Corp., co-founder and Director of ZS2 Technologies Ltd. and a member of the Board of Trustees for AIP Realty Trust since December 2021. Mr. Richardson has been advisor or served on a number of public and private boards throughout his career including the Asia Pacific Foundation, Canada-China Trade Council, Credit Suisse Canada and James Richardson & Sons, Limited, to name a few. In 2006, Mr. Richardson received the ICD.D designation from the Institute of Corporate Directors.

The Board adopted a formal Compensation Committee Charter on August 23, 2020. The Compensation Committee, in consultation with the Board, conducts reviews with regards to the compensation of the Company's officers and directors once a year. Neither the Board nor the Compensation Committee has retained a compensation consultant during the year ended March 31, 2022, or between March 31, 2022 and the date of this Information Circular.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

The following table sets out information concerning compensation earned by, paid to, or awarded to each NEO in the fiscal year ended March 31, 2022 for each of the Company's three most recently completed financial years (1):

					Non-equity incentive plan compensation ($)
Name and Principal Position	Fiscal Year	Salary ($)	Share-based awards ($)(2)	Option-based awards ($)(3)	Annual incentive plan ($)(2)	Long-term incentive plans (2)	Pension value ($)(2)	All other compensation ($)(4)	Total compensation ($)
Fraser Atkinson(5)	2022	Nil	N/A	467,348	N/A	N/A	N/A	281,250(6)	748,598
CEO,	2021	Nil	N/A	1,097,124	N/A	N/A	N/A	213,750(6)	1,310,874
Chairman	2020	Nil	N/A	33,330	N/A	N/A	N/A	213,938(6)	247,268
and director
Brendan Riley(7)	2022	273,990	N/A	467,348	N/A	N/A	N/A	72,188	813,526
President and	2021	231,875	N/A	1,097,124	N/A	N/A	N/A	63,425	1,392,424
director	2020	225,000	N/A	41,663	N/A	N/A	N/A	18,011	284,674
Michael Sieffert(8)	2022	199,828(9)	N/A	467,348	N/A	N/A	N/A	25,009	692,185
CFO and	2021	159,408(9)	N/A	1,097,124	N/A	N/A	N/A	22,928	1,279,460
Secretary	2020	170,846(9)	N/A	33,330	N/A	N/A	N/A	41,210	245,386
Ryne Shetterly(10)	2022	152,450	N/A	461,485	N/A	N/A	N/A	25,600	639,535
Vice President of	2021	152,450	N/A	15,681	N/A	N/A	N/A	27,300	195,431
Sales & Marketing	2020	152,450	N/A	27,789	N/A	N/A	N/A	50,000	223,239
Henry Caouette(11)	2022	132,000	N/A	276,891	N/A	N/A	N/A	N/A	408,891
Director of Product	2021	132,000	N/A	7,841	N/A	N/A	N/A	N/A	139,841
Development	2020	132,000	N/A	8,315	N/A	N/A	N/A	N/A	140,315

(1) All values in the table are expressed in US$.

(2) During the three fiscal years ending March 31, 2022, none of the NEOs were granted share based awards, nor did they receive non-equity incentive plan compensation, and the Company did not offer NEOs a pension plan.

(3) Option-based awards were calculated at the fair market value at the time of grant under the Black-Scholes method. The value of options with an exercise price denominated in CDN$ was converted to US$ at exchange rates of $0.80, $0.76, and $0.75 in the years ended March 31, 2022, March 31, 2021, and March 31, 2020 respectively, and these exchange rates were the average exchange rates used for financial reporting purposes for the respective years.

(4) None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over CDN$50,000 or over 10% of their base salary. Other compensation comprised of consulting fee, benefits and discretionary bonus.

(5) Mr. Atkinson was appointed as CEO on June 12, 2019.

(6) This consulting fee was paid to Koko Financial Services Ltd., a private company owned by Mr. Atkinson, as compensation for Mr. Atkinson's provision of services of Koko Financial Services Ltd. fulfilling the duties of CEO of the Company. Neither Mr. Atkinson nor Koko Financial Services Ltd. received additional compensation for Mr. Atkinson's services as a director of the Company. Pursuant to the amended management services agreement between the Company and Koko Financial Services Ltd. dated February 26, 2020, the Company agreed to pay Koko Financial Services Ltd. a base fee of $225,000 per annum (plus GST) payable monthly commencing January 1, 2020.

(7) Brendan Riley was appointed President of the Company on September 19, 2016 and was appointed as a director of the Company on July 3, 2019.

(8) Michael Sieffert was appointed as the CFO and secretary of the Company on December 1, 2018.

(9) Salary paid to Michael Sieffert was converted from CDN$ to US$ at exchange rates of $0.80, $0.76, and $0.75 in the years ended March 31, 2022, March 31, 2021, and March 31, 2020 respectively, and these exchange rates were the average exchange rates used for financial reporting purposes for the respective years.

(10) Ryne Shetterly was appointed as the Vice President of Sales and Marketing of the Issuer on December 26, 2017.

(11) Henry Caouette was appointed as the Director of Product Development of the Issuer on April 19, 2018.

Narrative Discussion

Employment, Consulting and Management Agreements

Fraser Atkinson

On February 26, 2020, the Company entered into a management services agreement with Koko Financial Services Ltd. which was effective starting June 12, 2019 for a term of one year, however if neither party has provided the other party with a notice of termination, then the agreement automatically renews on a month-to-month basis. Pursuant to this agreement, Koko Financial Services Ltd. accepted the appointment with the designated personnel Fraser Atkinson acting as the CEO of the Company and all of the Company's subsidiary companies. Mr. Atkinson's current duties are to lead in conjunction with the Board, in the development of the Company's strategy, and to oversee the implementation of the strategy; to ensure the Company is appropriately staffed and organized, to assess business risks and ensure effective controls and systems are in place; to work with the management team to execute on the strategic direction of the Company, including overseeing the material undertakings and activities of the Company and ensure that the directors are properly informed so they can form appropriate judgments. So long as this management services agreement remains in effect, the Company agreed to pay Koko Financial Services Ltd. a base fee of $18,750 per month (plus applicable taxes) for carrying out the services payable on the last day of each month. The base fee does not include any bonuses that might be paid to Koko Financial Services Ltd. for carrying out the services. During November 2020 Mr. Atkinson received a grant of 100,000 stock options that are exercisable at a price of $20.00, have a term of five years, and vest over a three-year period. Subsequent to the year ended March 31, 2021, the Compensation Committee approved a bonus program for Mr. Atkinson with a maximum payout of $250,000. 60% of the potential bonus payout will be based on achieving consolidated sales revenue, based on the Company's audited annual financial statements for the year ended March 31, 2022, of between $30 million and $36 million, pro-rated, and the remaining 40% of the potential bonus payout be based on achieving a range of business objectives aligned with Mr. Atkinson's responsibilities, the measurement of which is subjective.

Brendan Riley

On September 19, 2016, the Company entered into an employment agreement with Brendan Riley. Pursuant to this agreement, Mr. Riley agreed to be employed as the President of the Company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Riley's employment commenced on November 1, 2016 at a base salary of $225,000 plus bonuses and sales commission. Effective October 1, 2020 Mr. Riley's base compensation was increased to

$250,000 per annum and during November 2020 Mr. Riley received a one time bonus of $50,000, and a grant of 100,000 stock options that are exercisable at a price of $20.00, have a term of five years, and vest over a three-year period. During the year ended March 31, 2022, the Compensation Committee approved an increase to the base salary of Mr. Riley to $275,000 per annum. In addition, subsequent to the year ended March 31, 2021, the Compensation Committee approved a bonus program for Mr. Riley with a maximum payout of $137,500. 60% of the potential bonus payout will be based on achieving consolidated sales revenue, based on the Company's audited annual financial statements for the year ended March 31, 2022, of between $30 million and $36 million, pro-rated, and the remaining 40% of the potential bonus payout be based on achieving a range of business objectives aligned with Mr. Riley's responsibilities, the measurement of which is subjective.

Michael Sieffert

On November 15, 2018, the Company entered into an employment agreement with Michael Sieffert. Pursuant to this agreement, Mr. Sieffert agreed to be employed as the CFO of the Company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Sieffert's employment commenced on November 20, 2018, and for the first three months of his employment the Company agreed to pay Mr. Sieffert a base salary of CDN$200,000 per year (subject to applicable income tax withholdings) for carrying out the services, and after three months of employment, his base salary increased to CDN$225,000 per year. During the year ended March 31, 2022, the Compensation Committee approved an increase to the base salary of Mr. Sieffert to CDN$250,000 per annum. In addition, subsequent to the year ended March 31, 2021, the Compensation Committee approved a bonus program for Mr. Sieffert with a maximum payout of CDN$125,000. 60% of the potential bonus payout will be based on achieving consolidated sales revenue, based on the Company's audited annual financial statements for the year ended March 31, 2022, of between $30 million and $36 million, pro-rated, and the remaining 40% of the potential bonus payout be based on achieving a range of business objectives aligned with Mr. Sieffert's responsibilities, the measurement of which is subjective.

Ryne Shetterly

On December 26, 2017, the Company entered into an employment agreement with Ryne Shetterly and left the Company on May 4, 2022. Pursuant to this agreement, Mr. Shetterly was employed as the Vice President of Sales and Marketing for School Buses of the Company. Mr. Shetterly's employment commenced on January 2, 2018. Pursuant to the employment agreement, the Company paid Mr. Shetterly an annual base salary of $150,000, plus a car allowance of $500 per month and commissions based on sales or leases of buses. Mr. Shetterly was also eligible for stock option grants from the Company's stock option plan. Mr. Shetterly received sales commissions of $27,300 for the period ended March 31, 2021, and a performance bonus of $56,000 for the period ended March 31, 2020.

Henry Caouette

On April 19, 2018, the Company entered into an employment agreement with Henry Caouette and left the Company on July 15, 2022. Pursuant to this agreement, Mr. Caouette was employed as the Director of Product Development for the Company. Mr. Caouette's employment commenced on April 24, 2018. Pursuant to the employment agreement, the Company paid Mr. Caouette an annual base salary of $132,000, and Mr. Caouette was eligible for bonuses and for stock option grants from the Company's stock option plan.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out information concerning the option-based and share-based awards held by our NEOs as at March 31, 2022:

	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options(2) (CDN$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Fraser Atkinson	14,286	3.50	May 4, 2023	73,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	73,430	Nil	N/A	N/A
	28,571	2.59	January 30, 2025	172,854	Nil	N/A	N/A
	100,000	20.00(3)	November 19, 2025	Nil	50,000	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A

	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options(2) (CDN$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Brendan Riley	14,286	3.15	December 18, 2022	78,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	730,430	Nil	N/A	N/A
	35,714	2.59	January 30, 2025	216,070	Nil	N/A	N/A
	100,000	20.00(3)	November 19, 2025	Nil	50,000	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
Michael Sieffert	50,000	3.01	November 30, 2023	281,500	Nil	N/A	N/A
	18,571	2.59	January 30, 2025	112,355	Nil	N/A	N/A
	100,000	20.00(3)	November 19, 2025	Nil	50,000	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
Ryne Shetterly	8,929	2.59	January 30, 2025	6,928	4,464	N/A	N/A
	3,571	4.90	July 3, 2025	Nil	Nil	N/A	N/A
	20,000	19.26	May 18, 2026	Nil	15,000	N/A	N/A
	25,000	16.45	December 10, 2026	Nil	18,750	N/A	N/A
Henry Caouette	7,143	2.59	January 30, 2025	2,772	1,786	N/A	N/A
	3,571	4.90	July 3, 2025	5,160	1,786	N/A	N/A
	12,000	19.26	May 18, 2026	Nil	9,000	N/A	N/A
	15,000	16.45	December 10, 2026	Nil	11,250	N/A	N/A

(1) Our NEO's were not granted share-based awards during the year ended March 31, 2022.

(2) Based on CDN$8.64, being the closing price of the Shares on the TSX Venture Exchange on March 31, 2022. Value of unexercised in the money options are expressed in CDN$, and options with an exercise price in US$ have been converted to CDN$ at an exchange rate of $0.80. This exchange rate is the average exchange rates used for financial reporting purposes for the twelve months ended March 31, 2022.

(3) Exercise price in US$.

Incentive Plan Awards - Value vested or Earned During the Year

The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended March 31, 2022:

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(2) ($)
Fraser Atkinson	Nil	N/A	N/A
Brendan Riley	Nil	N/A	N/A
Michael Sieffert	Nil	N/A	N/A
Ryne Shetterly	Nil	N/A	N/A
Henry Caouette	Nil	N/A	N/A

(1) Calculated using the closing share price on the TSX Venture Exchange on March 31, 2022, being CDN$8.64, less the exercise price, multiplied by the number of shares vested during the year.

(2) Our NEO's did not receive share-based awards or non-equity incentive plan compensation during the year.

Narrative Discussion

Effective April 19, 2022, the Company adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was subsequently approved by the Shareholders at the Company's AGM on May 26, 2022. The 2022 Plan replaced the 2019 Plan and after the plan's effective date, no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases. This following description is intended as a brief description of the 2022 Plan and is qualified in its entirety by the full text of the 2022 Plan.

Purpose of the 2022 Plan

The purpose of the 2022 Plan is to promote the long-term success of the Company and the creation of Shareholder value by: (i) encouraging the attraction and retention of eligible persons; (ii) encouraging such eligible persons to focus on critical long-term objectives; and (iii) promoting greater alignment of the interests of such eligible persons with the interests of the Company. The 2022 Plan provides flexibility to the Company to grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs" and, collectively with the RSUs and PSUs, the "Performance-Based Awards") to eligible persons.

Shares Subject to the 2022 Plan

The 2022 Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, such number being 23,148,038 as at April 19, 2022 and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Participation Limits

The 2022 Plan provides that:

(a) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to insiders under all of the Company's other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed ten (10%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(b) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, at any point in time, together with Shares reserved for issuance to insiders under all of the Company's other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed ten (10%) percent of the issued and outstanding Shares;

(c) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to any participant (as defined in the 2022 Plan) under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to such participant (and to Companies wholly-owned by that participant) under all of the Company's other Security-Based Compensation Arrangements, shall not exceed five (5%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(d) the maximum aggregate number of Shares issuable to any one consultant (as defined in the 2022 Plan) under the 2022 Plan, within any twelve (12) month period, together with Shares issuable to such consultant under all of the Company's other Security-Based Compensation Arrangements, shall not exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant); and

(e) the maximum aggregate number of Shares issuable pursuant to grants of Options to all investor relation service providers performing investor relations activities under the 2022 Plan, within any 12 month period, shall not in aggregate exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant). For the avoidance of doubt, persons performing investor relations activities are only eligible to receive Options under the 2022 Plan; they are not eligible to receive any Performance-Based Award or other type of securities based compensation under the 2022 Plan.

Administration of the 2022 Plan

The 2022 Plan shall be administered by the Board of the Company and the Board of the Company has full authority to administer the 2022 Plan, including the authority to interpret and construe any provision of the 2022 Plan and to adopt, amend and rescind such rules and regulations for administering the 2022 Plan as the Board of the Company may deem necessary in order to comply with the requirements of the 2022 Plan.

Eligible Persons under the 2022 Plan

When used in connection with the grant of Options, all officers, directors, employees, management company employees and consultants of the Company are eligible to participate in the 2022 Plan. When used in connection with the grant of Performance-Based Awards, all officers, directors, employees, management company employees and consultants of the Company that do not perform investor relations activities are eligible to participate in the 2022 Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2022 Plan will be determined in the sole and absolute discretion of the Board. Each person who receives a grant under the 2022 Plan is referred to as a "Participant".

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2022 Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board, in its sole discretion, subject to such limitations provided in the 2022 Plan, and will generally be evidenced by an award agreement.

PENSION PLAN BENEFITS

The Company does not have any pension plans that provide for payments or benefits to the NEOs at, following, or in connection with retirement, including any defined benefits plan or any defined contribution plan. The Company does not have a deferred compensation plan with respect to any NEO.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company has no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to its directors or members of its management at, following or in connection with any termination whether voluntary, involuntary or constructive, resignation, retirement, a change in control of the Company or a change in their responsibilities.

If the award agreement for the grant of Options so provides, in the event of a change of control (as defined in the 2022 Plan), all Options granted to a Participant that ceases to be an eligible person shall become fully vested and shall become exercisable by the Participant in accordance with the terms of such award agreement and the 2022 Plan. No acceleration of the vesting of any Options shall be permitted without prior TSX Venture Exchange review and acceptance for Options issued to persons conducting investor relations activities.

If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan) and the Participant ceases to be an eligible person, all restrictions upon any RSUs held by such Participant shall lapse immediately and all such RSUs shall become fully vested in such Participant in accordance with the 2022 Plan.

If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan) and the Participant ceases to be an eligible person, all PSUs granted to such Participant shall become fully vested in such Participant (without regard to the attainment of any performance criteria) and shall become payable to the Participant in accordance with the 2022 Plan.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets out information concerning compensation earned by, paid to, or awarded to the non-executive directors of the Company for their service as members of the Board and, if applicable, as members of any committee of the Board for the year ended March 31, 2022:

Name	Fees Earned (CDN$)(1)	Share- based awards ($)(2)	Option- based awards (CDN$)(3)	Non-equity incentive plan compensation ($)(2)	Pension value ($)(2)	All other compensation ($)	Total compensation (CDN$)
Mark Achtemichuk	31,514	N/A	583,966	N/A	N/A	Nil	615,480
Malcolm Clay	44,119	N/A	583,966	N/A	N/A	Nil	628,085
David Richardson	31,514	N/A	583,966	N/A	N/A	Nil	615,480
Cathy McLay	37,817	N/A	583,966	N/A	N/A	Nil	621,783

(1) Fees earned by directors expressed in CDN$ and were converted from amounts paid in US$ using the effective exchange rate at the time the payment was made. The average exchange rate for the year ended March 31, 2022, used for financial reporting purposes was $0.80.

(2) The Company's directors did not receive share-based awards, non-equity incentive plan compensation, or pension benefits during the year ended March 31, 2022.

(3) Option-based awards calculated at the fair market value at the time of grant under the Black-Scholes method.

Narrative Description

The Company's non-executive directors are eligible for stock options and other performance based securities pursuant to the 2022 Plan which are typically granted on an annual basis and are based on business performance, personal performance, and are granted at a level that is consistent with director stock option grants of comparable public companies. The Company's non-executive directors did not receive share-based awards, non-equity incentive plan compensation or a pension in the year ended March 31, 2022. On December 4, 2020 the Board agreed to set director's fees for each non-executive director of the Company at $25,000 per annum plus an additional $5,000 per annum for each committee chair. Between December 4, 2020 and the date of this Information Circular, Malcolm Clay was the chair of the Audit Committee and the chair of the Nomination Committee and Cathy McLay was the chair of the Compensation Committee. On December 10, 2021, the Board granted 50,000 stock options exercisable at $16.45 per share to each of the Company's non-executive directors. On February 14, 2023, the Board granted 60,000 stock options exercisable at $3.80 per share to each of the Company's non-executive directors. The stock options have a term of five years, and vest 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% twelve months after the grant date.

 Share-based Awards, Option-based Awards and Non-equity Incentive Plan Compensation

The following table sets out information concerning the option-based and share-based awards held by the Company's non-executive directors as at March 31, 2022:

	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options (CDN$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Mark Achtemichuk	5,357	5.25	May 26, 2022	18,160	Nil	N/A	N/A
	14,286	3.50	May 4, 2023	73,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	73,430	Nil	N/A	N/A
	42,857	2.59	January 30, 2025	259,285	Nil	N/A	N/A
	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
Malcolm Clay	14,286	3.50	May 4, 2023	73,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	73,430	Nil	N/A	N/A
	28,571	2.59	January 30, 2025	172,855	Nil	N/A	N/A
	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
David Richardson	14,286	3.50	May 4, 2023	73,430	Nil	N/A	N/A
	14,286	3.50	February 12, 2024	73,430	Nil	N/A	N/A
	28,571	2.59	January 30, 2025	172,855	Nil	N/A	N/A
	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A
Cathy McLay	42,857	2.59	January 30, 2025	42,857	Nil	N/A	N/A
	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	50,000	N/A	N/A

(1) The Company's directors were not granted share-based awards during the year ended March 31, 2022.

(2) Based on CDN$8.64, being the closing price of the Shares on the TSX Venture Exchange on March 31, 2022. Value of unexercised in the money options are expressed in CDN$

(3) Exercise price in US$.

Incentive Plan Awards - Value vested or Earned During the Year

The following table indicates, for each of the Company's non-executive directors, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended March 31, 2022:

Name	Option-based awards - Value vested during the year(1) (CDN$)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(2) ($)
Mark Achtemichuk	Nil	N/A	N/A
Malcolm Clay	Nil	N/A	N/A
David Richardson	Nil	N/A	N/A
Cathy McLay	Nil	N/A	N/A

(1) Calculated using the closing share price of the shares on the TSX Venture Exchange on March 31, 2022, being CDN $8.64, less the exercise price.

(2) The Company's director's did not receive share-based awards or non-equity incentive plan compensation during the year.

Narrative Description

The options granted to the Company's non-executive directors on December 4, 2020 vested in their entirety during the year ended March 31, 2022.

Exercise of Compensation Securities by Directors and NEOs

Stock options exercised during the year ended March 31, 2022:

Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise price per security ($)	Date of exercise	Closing Price of Security on Date of Exercise ($)	Difference between the exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Brendan Riley	Stock Options	71,429	$4.34	12-10-2021	$16.83	$12.49	$892,148
Michael Sieffert	Stock Options	10,000	$3.85	23-12-2021	$11.22	$7.37	$73,700
Malcolm Clay	Stock Options	14,286	$5.25	06-01-2022	$10.04	$4.79	$68,430
Ryne Shetterly	Stock Options	1,786	$3.50	10-01-2022	$9.27	$5.77	$10,305
Ryne Shetterly	Stock Options	4,464	$2.59	10-01-2022	$9.27	$6.68	$29,820
Ryne Shetterly	Stock Options	1,785	$4.90	10-01-2022	$9.27	$4.37	$7,800
Fraser Atkinson	Stock Options	14,286	$5.25	25-01-2022	$6.51	$1.26	$18,000
Mark Achtemichuk	Stock Options	14,286	$5.25	28-01-2022	$6.54	$1.29	$18,429
David Richardson	Stock Options	14,286	$5.25	28-01-2022	$6.54	$1.29	$18,429
Fraser Atkinson	Stock Options	85,714	$5.25	24-02-2022	$7.48	$2.23	$191,142
Malcolm Clay	Stock Options	57,143	$5.25	28-03-2022	$8.66	$3.41	$194,858

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details with respect to the stock options granted under the 2019 Stock Option Plan (the "2019 Plan") and the 2022 Equity Incentive Plan (the "2022 Plan) as at March 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights (CDN$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by security holders	1,702,652	$12.94	612,152
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	1,702,652	$12.94	612,152

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2) Excluding stock options exercised during the year ended March 31, 2022.

The 2019 Plan is a "rolling" stock option plan, whereby the aggregate number of Shares reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Company, must not exceed 10% percent of the total number of issued Shares (calculated on a non-diluted basis) at the time a stock option is granted. A complete copy of the 2019 Plan is attached as Schedule "B" to the Information Circular dated April 12, 2019 and filed on SEDAR at www.sedar.com on April 17, 2019.

The 2022 Plan provides flexibility to the Company to grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs" and, collectively with the RSUs and PSUs, the "Performance-Based Awards") to eligible persons.

The 2022 Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

On February 21, 2023, the Board approved the increase of number of Shares that may be may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) from 2,314,803 to 2,467,595. See "Particulars of Matters to be Acted Upon - Ratification and Amendment to 2022 Equity Incentive Plan").

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint BDO Canada LLP as auditors of the Company for the fiscal year ending March 31, 2024 and to authorize the Board to fix the remuneration to be paid to BDO Canada LLP for the fiscal year ending March 31, 2024. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends that Shareholders vote for the appointment of BDO Canada LLP as the Company's auditors for the fiscal year ending March 31, 2024 and the authorization of the Board to fix the remuneration paid to the auditors for the fiscal year ending March 31, 2024.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 - Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its Audit Committee, including the text of its Audit Committee Charter, information regarding composition of the Audit Committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The full text of the Audit Committee Charter is disclosed at Schedule "A" to this Information Circular.

Composition of the Audit Committee

The Company's Audit Committee is currently comprised of three independent directors consisting of, Malcolm Clay, David Richardson and Cathy McLay.

All of the Audit Committee members are "financially literate", as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

All of the members of the Audit Committee are able to understand and interpret information related to financial statement analysis. Each of the members of the Audit Committee has a general understanding of the accounting principles used by the Company to prepare its financial statements and will seek clarification from the Company's auditors, where required. Each of the members of the Audit Committee also has direct experience in understanding accounting principles for private and reporting companies. The relevant experience of the current members of the Audit Committee is as follows:

Malcolm Clay

Mr. Clay has been a director of the Company since February 2011. Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and a designation with the Chartered Professional Accountants of British Columbia (1969). Mr. Clay is currently retired. He was a Partner with KPMG LLP from September 1975 to September 2002. Mr. Clay is currently a director of the public company listed on the Toronto Stock Exchange.

David Richardson

Mr. Richardson has been a director of the Company since March 2015. He is the founder and CEO of Octaform Systems Inc., founder and CEO of SuperCap Technologies Corp., co-founder and Director of ZS2 Technologies Ltd. and a member of the Board of Trustees for AIP Realty Trust since December 2021.

Mr. Richardson has been advisor or served on a number of public and private boards throughout his career including the Asia Pacific Foundation, Canada-China Trade Council, Credit Suisse Canada and James Richardson & Sons, Limited, to name a few. In 2006, Mr. Richardson received the ICD.D designation from the Institute of Corporate Directors.

Cathy McLay

Ms. McLay has been a director of the Company since January 2020. Ms. McLay is a fellow of the Chartered Professional Accountants of British Columbia and a graduate of the Institute of Corporate Directors Education Program. Ms. McLay retired in 2018 from Translink, a public transit service provider in Metro Vancouver as the Chief Financial Officer, Executive Vice President Finance and Corporate Services and for a period the Interim Chief Executive Officer.

She currently serves on the boards of the Insurance Corporation of British Columbia (Chair Audit Committee), Vancouver Fraser Port Authority (Chair Human Resources Compensation & Safety Committee), British Columbia Hydro Authority (Chair Site C Commercial Committee) and British Columbia Ferry Services.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 3.2, 3.4, or 3.5 or Part 8 of NI 52-110. Section 2.4 (De Minimis Non- audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member) and 3.5 (Death, Disability or Resignation of Audit Committee Member) provide exemptions from the requirement that every member of the Company's Audit Committee must be independent. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110 and pursuant to the Audit Committee Charter, the Company's Audit Committee considers and pre-approves all auditing and non-audit services provided by the independent auditors and the Audit Committee may delegate the authority to grant pre-approvals to one or more members of the Audit Committee, whose decisions must be presented to the full Audit Committee at its scheduled meetings.

External Auditor Service Fees

In the following table, "Audit Fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit Related Fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax Fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All Other Fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed in Canadian dollars by the Company's former auditors, Crowe MacKay LLP, Chartered Professional Accountants, in the fiscal years ended March 31, 2022 and March 31, 2021, by category, are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2022	$130,924	Nil	$5,712	$7,140
2021	$126,563	Nil	$9,500	$2,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer, proposed nominee for election to the Board, or associate of such persons is, or at any time since the beginning of the Company's most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

No indebtedness of current or former director, executive officer, proposed nominee for election to the Board, or associate of such person is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Other than as disclosed herein, there were no management functions of the Company, which were, to any substantial degree, performed by persons other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

General

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58- 201 - Corporate Governance Guidelines ("NP 58-201") together with certain related disclosure requirements pursuant to National Instrument 58-101- Disclosure of Corporate Governance Practices ("NI 58-101"). The corporate governance guidelines set forth in NP 58-201 are recommended as "best practices" for issuers to follow. The Company recognizes that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, the Company has adopted certain corporate governance policies and practices. The disclosure set out below describes the Company's approach to corporate governance.

Independence of Directors

Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of NI 52-110. Pursuant to NI 52- 110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director's independent judgment. Based on information provided by each director concerning his or her background, employment and affiliations, the Board has determined that two of the six directors on the Board will not be considered independent as a result of their employment relationships with the Company.

Fraser Atkinson and Brendan Riley, the Company's Chairman and CEO and President, respectively, are not considered to be independent, as they are officers of the Company. Mr. Achtemichuk, Mr. Clay, Mr. Richardson and Ms. McLay are considered to be independent in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to; materially interfere with the respective director's ability to act with the best interests of the Company, other than the interests and relationships arising from Shareholders. A majority of the directors on the Board are independent.

Meetings of Independent Directors

The Board holds regularly-scheduled quarterly meetings as well as ad hoc meetings from time to time and also routinely authorizes corporate action by way of unanimous consent resolution. In the course of meetings of the Board or of committees of the Board, the independent directors will from time to time hold meetings, or portions of such meetings, at which neither non-independent directors nor officers of the Company are in attendance. If a director or officer holds an interest in a transaction or agreement under consideration at a Board meeting or a Board committee meeting, that director or officer shall not be present at the time the Board or Board committee deliberates such transaction or agreement and shall abstain from voting on the matter, subject to certain limited exceptions provided for in the BC Business Corporations Act.

All directors attended all board meetings held since the beginning of the Company's most recently completed financial year.

Chair of the Board

The Company's Board is led by Fraser Atkinson, who is a non-independent Chair due to the fact that he is the Chief Executive Officer of the Company. As Chair of the Board, Mr. Atkinson is principally responsible for overseeing the operations and affairs of the Board. To provide leadership and autonomy for the Company's independent directors, the independent directors will from time to time hold meetings, or portions of such meetings, at which neither non-independent directors nor officers of the Company are in attendance.

Directorships

The following table sets out the existing directors and proposed directors of the Company that are directors or officers of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Position	From	To
Fraser Atkinson	Equus Total Return, Inc.(1)	Director	May 12, 2010	Present
	Amego Capital Corp.(2)	Director	July 19, 2021	Present
Malcolm Clay	Minco Capital Corporation(3)	Director	December 5, 2007	Present
David Richardson	AIP Realty Trust(2)	Trustee	December 15, 2021	Present

(1) New York Stock Exchange

(2) TSX Venture Exchange

(3) Toronto Stock Exchange

Board Mandate

The Board does not have a written mandate. The Board of the Company is responsible for supervising the management of the business and affairs of the Company and is expected to a focus on guidance and strategic oversight with a view to increasing shareholder value. In accordance with the BC Business Corporations Act, in discharging his or her duties, each director must act honestly and in good faith, with a view to the best interests of the Company. Each director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition to the foregoing general principles, the Board actively pursues strategic planning, risk management, succession planning, and the appointment and supervision of senior executives. Additionally, the Board takes a primary role in corporate governance policies and procedures, the nomination of directors, financial reporting and internal controls and approval of regulatory filings.

Position Descriptions

The Board has not developed written position descriptions for the Chair and the chair of each board committee. The Chair provides overall leadership to enhance the effectiveness and performance of the Board, the committees of the Board, and individual directors of the Board. The Chair works with the other directors to ensure the Board is provided with timely and relevant information as is necessary to effectively discharge its statutory duties and responsibilities. The Chair also works with the other directors to ensure the Board is provided with timely and relevant information as is necessary to effectively discharge its statutory duties and responsibilities. Finally, the Chair chairs all Shareholder meetings of the Company.

The Chair of each board committee strives to provide leadership to enable the respective committee to effectively carry out its duties and responsibilities as described in their respective charters, and to chair meetings of such committees whereby they strive to encourage free and open discussion.

The Company has not developed a written position description for the CEO.

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

On August 23, 2020 the Company adopted a code of ethics (the "Code") for the directors, officers and employees. A copy of the Code may be obtained by contacting the Company at its office at Suite 240 - 209 Carrall Street, Vancouver, B.C. V6B 2J2. Compliance with the Code may be monitored by audits performed by the Board, the Audit Committee, the Company's counsel and/or by the Company's outside auditors. All persons covered by the Code are required to cooperate fully with any such audits and to provide truthful and accurate information.

In addition, the Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, also ensures that the Board operates independently of management and in the best interests of the Company. If a director or officer holds an interest in a transaction or agreement under consideration at a Board meeting or a Board committee meeting, that director or officer shall not be present at the time the Board or Board committee deliberates such transaction or agreement and shall abstain from voting on the matter, subject to certain limited exceptions provided for in the BC Business Corporations Act.

Nomination of Directors

The Company has a Nominating Committee comprised of Malcolm Clay, Fraser Atkinson and Mark Achtemichuk. On August 23 2020, the Company adopted a Board of Director Nomination Process. In general, when the Board determines that expansion of the board or replacement of a director is necessary or appropriate, the Company's independent directors will be responsible for identifying one or more candidates to fill such directorship, investigating each candidate, evaluating his/her suitability for service on the Board and recommending for selection suitable candidates for nomination to the Board. The Company's independent directors are authorized to use any methods they deem appropriate for identifying candidates for Board membership, including recommendations from current members of the Board, senior management or other third parties (including recommendations from stockholders). The Company's independent directors may engage outside search firms to identify suitable candidates. The Company's independent directors are also authorized to engage in whatever investigation and evaluation processes it deems appropriate, including a thorough review of the candidate's background, characteristics, qualities and qualifications, and personal interviews with all or some of the Company's independent directors, the Company's management or one or more other members of the Board. While diversity may contribute to an evaluation, it is not considered by the Board as a separate or independent factor in identifying board of director nominees. In formulating its recommendation, the Company's independent directors will consider not only the findings and conclusions of the investigation and evaluation process, but also the current composition of the Board; the diversity of the board, including the gender diversity; the attributes and qualifications of serving members of the Board; additional attributes, capabilities or qualifications that should be represented on the Board; and whether the candidate could provide those additional attributes, capabilities or qualifications. The Company's independent directors will not recommend any candidate unless that candidate has indicated a willingness to serve as a director and has agreed to comply, if elected, with the expectations and requirements of serving as a member of the Board. In considering whether to recommend directors who are eligible to stand for re-election, the Company's independent directors may consider a variety of factors, including, without limitation, a director's contributions to the Board and ability to continue to contribute productively; attendance at Board and committee meetings and compliance with the Company corporate governance policies; whether the director continues to possess the attributes, capabilities and qualifications considered necessary or desirable for continued service on the Board; the independence of the director; and the nature and extent of the director's non-Company activities.

Compensation

The Company has a Compensation Committee comprised of Malcolm Clay, David Richardson, and Cathy McLay. The Company adopted a formal Compensation Committee Charter on August 23, 2020. The Company's compensation committee, in consultation with the Board, conducts reviews with regard to the compensation of its directors and officers once a year. To make its recommendations on such compensation, the Company's compensation committee take into account the types of compensation and the amounts paid to directors and officers of a peer group of companies listed on the Nasdaq stock exchange in the same or similar industry with market capitalizations under USD$2 billion. In a review conducted during the year ended March 31, 2021, companies included in this peer group are Workhorse Group, Inc. (Nasdaq: WKHS); Arcimoto (Nasdaq: FUV); Blink Charging Co. (Nasdaq:BLNK); Absolute Software (TSX: ABST, Nasdaq: ABST) and Kandi Technologies Group, Inc. (Nasdaq: KNDI). The Compensation Committee considers the peer group appropriate as these companies share the Company's listing exchange, are in the same or similar industry, and within a comparable market capitalization range.

Assessments

The Company has no formalized assessment procedures to satisfy itself that its directors, board committee members and the board as a whole are performing effectively.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Board will seek to maintain its composition in a way that provides, in the judgment of the Board, the necessary and desirable competencies of its directors having regard to the long term plan for the composition of the Board that takes into consideration the strategic direction of the Company. The Board also is expected to review the desired competencies and skills for as well as the process for assessing the performance and effectiveness of the Board as a whole, the committees of the Board, Board and committee chairs and individual directors. The Board is expected to conduct an assessment process regarding the effectiveness and performance of the entire Board, its committees and each director annually.

Diversity

Having a diverse Board and senior management offers a depth of perspective that enhances Board and management operations and performance. Having a diverse and inclusive organization overall is beneficial to the Company's success, and it is committed to diversity and inclusion at all levels to ensure that the Company attracts, retains and promotes the brightest and most talented individuals.

The Company does not currently have a written policy relating to the identification and nomination of women directors. The Board does not specifically define diversity nor set targets for specific designated groups, but values diversity of experience, perspective, education, background and gender as part of its overall evaluation of director nominees for election or re-election to the Board and as part of its evaluation of candidates for management positions. This is achieved through ensuring that diversity considerations are taken into account in Board and senior management succession planning, continuously monitoring the level of representation on our Board and in senior management positions of women and visible minorities continuing to broaden recruiting efforts to attract and interview qualified candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization.

Recommendations concerning director nominees and appointment of executive officers are based on competence, merit and performance, as well as expected contribution to the Board or management's performance. Commitment to diversity is, and will remain a key priority and consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and management levels.

The following chart sets out the representation of women a on the Company's board of directors and senior management as well as the percentage of the board of directors and senior management comprised of persons from each such designated group.

	Women
	Number	Percentage
Board of Directors	1	16.7%
Senior Management	3	21.4%

The Company has not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment. The Company does not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit the Company's ability to ensure that the overall composition of the Board and senior management meets the needs of the Company's organization and its Shareholders.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and transactions carried out in the ordinary course of business of the Company, none of the directors or executive officers of the Company, any Shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Shares, nor any associate or affiliate of any of the foregoing, has had, during the most recently completed financial year of the Company, or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company, nor any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the grant of options which may be granted to such persons upon the approval of the 2022 Equity Incentive Plan as discussed below.

PARTICULARS OF MATTERS TO BE ACTED UPON

Ratification and Amendment to 2022 Plan

The Company has the 2022 Plan, which provides flexibility to the Company to grant equity-based incentive awards in the form of Options and Performance-Based Awards to eligible persons. The 2022 Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

The TSX Venture Exchange (the "Exchange") requires listed companies that have a "rolling" stock option plan in place to receive shareholder approval of such plan on a yearly basis at the company's annual meeting. Accordingly, Shareholders will be asked at the Meeting to approve, ratify and confirm the 2022 Plan. The 2022 Plan complies with the current policies of the Exchange for Tier 2 issuers.

Effective as of February 21, 2023, the Board approved an increase of common shares available for grant for Performance-Based Awards under the 2022 Plan from 2,314,803 to 2,467,595. In addition, the 2022 Plan was amended to incorporate (i) amendments of a "housekeeping nature" and (ii) amendments to comply with the requirements of the Exchange, mainly the requirement that any awards, including vested awards, granted or issued to any participant must expire within12 months, following the date the participant ceases to be an eligible participant.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve, ratify and confirm the 2022 Plan and the increase of common shares available for grant for Performance-Based Awards from 2,314,803 to 2,467,595. A copy of the 2022 Plan is attached as Schedule "B" hereto.

The following information is intended as a brief description of the 2022 Plan and is qualified in its entirety by the full text of the 2022 Plan.

Purpose

The purpose of the 2022 Plan is to promote the long-term success of the Company and the creation of shareholder value by: (i) encouraging the attraction and retention of eligible persons; (ii) encouraging such eligible persons to focus on critical long-term objectives; and (iii) promoting greater alignment of the interests of such eligible persons with the interests of the Company.

The 2022 Plan provides flexibility to the Company to grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs" and, collectively with the RSUs and PSUs, the "Performance-Based Awards") to eligible persons.

Shares Subject to the 2022 Plan

The 2022 Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,467,595. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Participation Limits

The 2022 Plan provides that:

(a) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to insiders under all of the Company's other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed ten (10%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(b) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, at any point in time, together with Shares reserved for issuance to insiders under all of the Company's other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed ten (10%) percent of the issued and outstanding Shares;

(c) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to any participant (as defined in the 2022 Plan) under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to such participant (and to Companies wholly-owned by that participant) under all of the Company's other Security-Based Compensation Arrangements, shall not exceed five (5%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(d) the maximum aggregate number of Shares issuable to any one consultant (as defined in the 2022 Plan) under the 2022 Plan, within any twelve (12) month period, together with Shares issuable to such consultant under all of the Company's other Security-Based Compensation Arrangements, shall not exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant); and

(e) the maximum aggregate number of Shares issuable pursuant to grants of Options to all investor relation service providers performing investor relations activities under the 2022 Plan, within any 12 month period, shall not in aggregate exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant). For the avoidance of doubt, persons performing investor relations activities are only eligible to receive Options under the 2022 Plan; they are not eligible to receive any Performance-Based Award or other type of securities based compensation under the 2022 Plan.

Administration of the 2022 Plan

The 2022 Plan shall be administered by the Board of the Company and the Board of the Company has full authority to administer the 2022 Plan, including the authority to interpret and construe any provision of the 2022 Plan and to adopt, amend and rescind such rules and regulations for administering the 2022 Plan as the Board of the Company may deem necessary in order to comply with the requirements of the 2022 Plan.

Eligible Persons under the 2022 Plan

When used in connection with the grant of Options, all officers, directors, employees, management company employees and consultants of the Company are eligible to participate in the 2022 Plan. When used in connection with the grant of Performance-Based Awards, all officers, directors, employees, management company employees and consultants of the Company that do not perform investor relations activities are eligible to participate in the 2022 Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2022 Plan will be determined in the sole and absolute discretion of the Board. Each person who receives a grant under the 2022 Plan is referred to as a "Participant".

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2022 Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board, in its sole discretion, subject to such limitations provided in the 2022 Plan, and will generally be evidenced by an award agreement.

Options

An Option entitles a holder thereof to purchase a prescribed number of Shares at an exercise price determined by the Board at the time of the grant of the Option, provided that the exercise price of an Option granted under the 2022 Plan shall not be less than the Discounted Market Price (as defined in the policies of the Exchange), provided that if an Option is proposed to be granted by the Company after the Company has just been recalled for trading following a suspension or halt, the Company must wait at least ten trading days since the day on which trading in the Company's securities resumes before setting the exercise price for and granting the Option. Each Option shall, unless sooner terminated, expire on a date to be determined by the Board which will not exceed ten (10) years from the date of grant of the Option. The Board may, in its absolute discretion, upon granting Options under the 2022 Plan, specify different time periods following the dates of granting the Options during which the Participant may exercise their Options to purchase Shares and may designate different exercise prices and numbers of Shares in respect of which each Participant may exercise Options during each respective time period. Subject to the discretion of the Board, the Options granted to a Participant under the 2022 Plan shall vest as determined by the Board on the date of grant of such Options. If the Board does not specify a vesting schedule at the date of grant, then Options granted to persons, other than those conducting investor relations activities, shall vest fully on the date of grant, and in any event in accordance with the policies of the Exchange. Options issued to Persons conducting Investor Relations Activities must vest (and shall not otherwise be exercisable) in stages over a minimum of 12 months such that:

A. no more than 1/4 of the Options vest no sooner than three months after the date of grant (the "Grant Date");

B. no more than another 1/4 of the Options vest no sooner than six months after the Grant Date;

C. no more than another 1/4 of the Options vest no sooner than nine months after the Grant Date; and

D. the remainder of the Options vest no sooner than 12 months after the Grant Date.

If the award agreement for the grant of Options so provides, in the event of a change of control (as defined in the 2022 Plan), all Options granted to a Participant that ceases to be an eligible person shall become fully vested and shall become exercisable by the Participant in accordance with the terms of such award agreement and the 2022 Plan. No acceleration of the vesting of any Options shall be permitted without prior Exchange review and acceptance for Options issued to persons conducting investor relations activities.

Other than as may be set forth in the award agreement for the grant of Options, upon the death of a Participant, any Options granted to such Participant which, prior to the Participant's death, have not vested, will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect; and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any Options granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant's estate in accordance with 2022 Plan and may be exercised by the Participant's estate within one year of the death of the Participant.

Where a Participant's relationship with the Company is terminated by the Company or a subsidiary for cause, all Options granted to the Participant under the 2022 Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant's relationship with the Company terminates by reason of termination by the Company or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, such that the Participant no longer qualifies as an eligible person, all Options granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date; provided, however, that any Options granted to such Participant which, prior to the Participant's termination without cause, voluntary termination, voluntary resignation or retirement, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant in accordance with the 2022 Plan and shall be exercisable by such Participant for a period of 90 days following the date the Participant ceased to be an eligible person, or such longer period as may be provided for in the award agreement or as may be determined by the Board provided such period does not exceed 12 months after the termination date.

Where a Participant becomes afflicted by a disability, all Options granted to the Participant under the 2022 Plan will continue to vest in accordance with the terms of such Options; provided, however, that no Options may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to disability such that the Participant ceases to be an eligible person, all Options granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date; provided, however, that any Options granted to such Participant which, prior to the termination of the Participant's relationship with the Company due to disability, had vested pursuant to terms of the applicable award agreement, will accrue to the Participant in accordance with the 2022 Plan and shall be exercisable by such Participant for a period of 90 days following the date the termination date, or such longer period as may be provided for in the award agreement or as may be determined by the Board provided such period does not exceed 12 months after the termination date.

Restricted Share Units

A RSU is a right awarded to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive for no additional cash consideration, securities of the Company upon specified vesting criteria being satisfied, and subject to the terms and conditions of the 2022 Plan and the applicable award agreement, and which may be paid in cash and/or Shares. The number of RSUs to be credited to each participant shall be determined by the Board in its sole discretion in accordance with the 2022 Plan. All RSUs will vest and become payable by the issuance of Shares at the end of the restriction period if all applicable restrictions have lapsed, as such restrictions may be specified in the award agreement.

RSUs shall be subject to such restrictions as the Board, in its sole discretion, may establish in the applicable award agreement, which restrictions may lapse separately or in combination at such time or times and on such terms, conditions and satisfaction of objectives as the Board may, in its discretion, determine at the time a RSU is granted. The Board shall determine any vesting terms applicable to the grant of RSUs, however, no RSUs may vest before the date that is one (1) year following the date of the award.

If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan) and the Participant ceases to be an eligible person, all restrictions upon any RSUs held by such Participant shall lapse immediately and all such RSUs shall become fully vested in such Participant in accordance with the 2022 Plan.

Other than as may be set forth in the applicable award agreement, upon the death of a Participant, any RSUs granted to such Participant which, prior to the Participant's death, have not vested, will be immediately and automatically forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any RSUs granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant's estate in accordance with the 2022 Plan.

Where a Participant's relationship with the Company is terminated by the Company or a subsidiary for cause, all RSUs granted to the Participant under the 2022 Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant's relationship with the Company terminates by reason of termination by the Company or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, all RSUs granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any RSUs granted to such Participant which, prior to the Participant's termination without cause, voluntary termination, voluntary resignation or retirement, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant in accordance with the 2022 Plan provided such period does not exceed 12 months after the termination date.

Where a Participant becomes afflicted by a disability, all RSUs granted to the Participant under the 2022 Plan will continue to vest in accordance with the terms of such RSUs; provided, however, that no RSUs may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to disability such that the Participant ceases to be an eligible person, all RSUs granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any RSUs granted to such Participant which, prior to the Participant's termination due to disability, had vested pursuant to terms of the applicable award agreement will accrue to the Participant in accordance with the 2022 Plan provided such period does not exceed 12 months after the termination date.

As soon as practicable after each vesting date of a RSU, the Company shall, at the sole discretion of the Board, either: (a) issue to the Participant from treasury the number of Shares equal to the number of RSUs that have vested; or (b) make a cash payment in an amount equal to the Market Unit Price (as defined in the 2022 Plan) on the next trading day after the vesting date of the RSUs, net of applicable withholdings.

Performance Share Units

A PSU is a right awarded to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive, for no additional cash consideration, securities of the Company upon specified performance and vesting criteria being satisfied, subject to the terms and conditions of the 2022 Plan and the applicable award agreement, and which may be paid in cash and/or Shares. No PSUs may vest before the date that is one year following the date of the Award.

Subject to the provisions of the 2022 Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant awards of PSUs to eligible persons that do not perform investor relations activities. The number of PSUs to be awarded to any Participant shall be determined by the Board, in its sole discretion, in accordance with the 2022 Plan. Each PSU shall, contingent upon the attainment of the performance criteria within the performance cycle, represent one Share.

The Board will select, settle and determine the performance criteria (including without limitation the attainment thereof), for purposes of the vesting of the PSUs, in its sole discretion. An award agreement may provide the Board with the right to revise the performance criteria and the award amounts if unforeseenevents (including, without limitation, changes in capitalization, an equity restructuring, an acquisition or a divestiture) occur which have a substantial effect on the financial results and which in the sole judgment of the Board make the application of the performance criteria unfair unless a revision is made.

All PSUs will vest and become payable to the extent that the performance criteria set forth in the award agreement are satisfied in the performance cycle, the determination of which satisfaction shall be made by the Board on the determination date. No PSU may vest before the date that is one year following the date of the award.

If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan) and the Participant ceases to be an eligible person, all PSUs granted to such Participant shall become fully vested in such Participant (without regard to the attainment of any performance criteria) and shall become payable to the Participant in accordance with the 2022 Plan.

Other than as may be set forth in the applicable award agreement and below, upon the death of a Participant, all PSUs granted to the Participant which, prior to the Participant's death, have not vested, will immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant's PSUs that will vest based on the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed provided such period does not exceed 12 months after the termination date.

Where a Participant's relationship with the Company is terminated by the Company or a subsidiary for cause, all PSUs granted to the Participant under the 2022 Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant's relationship with the Company terminates by reason of termination by the Company or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, all PSUs granted to the Participant which have not vested will, unless the award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant's PSUs that will vest based on the extent to which the applicable performance have been satisfied in that portion of the performance cycle that has lapsed provided such period does not exceed 12 months after the termination date.

Where a Participant becomes afflicted by a disability, all PSUs granted to the Participant under the 2022 Plan will continue to vest in accordance with the terms of such PSUs; provided, however, that no PSUs may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to disability such that the Participant ceases to be an eligible person, all PSUs granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, that the Board may determine, in its sole discretion, the number of the Participant's PSUs that will vest based on the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed provided such period does not exceed 12 months after the termination date.

Payment to Participants in respect of vested PSUs shall be made after the determination date for the applicable award and in any case within ninety-five (95) days after the last day of the performance cycle to which such award relates. The Company shall, at the sole discretion of the Board, either: (a) issue to the Participant the number of Shares equal to the number of PSUs that have vested on the Determination Date; or (b) make a cash payment in an amount equal to the Market Unit Price (as defined in the 2022 Plan) on the next trading day after the determination date of the PSUs that have vested, net of applicable withholdings.

Deferred Share Units

A DSU is a right granted to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive, for no additional cash consideration, securities of the Company on a deferred basis upon specified vesting criteria being satisfied, subject to the terms and conditions of the 2022 Plan and the applicable award agreement, and which may be paid in cash and/or Shares. DSUs may not be granted to any Participant performing investor relation activities.

Subject to the provisions of the 2022 Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant awards of DSUs to directors in lieu of fees (including annual Board retainers, chair fees, meeting attendance fees or any other fees payable to a director) or to other eligible persons as compensation for employment or consulting services. The number of DSUs to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with the 2022 Plan. The number of DSUs shall be specified in the applicable award agreement. Each director may elect to receive any or all of his or her fees in DSUs under the 2022 Plan.

The number of DSUs shall be calculated by dividing the amount of Fees selected by a director by the Market Unit Price (as defined in the 2022 Plan) on the grant date (or such other price as required under the policies of the Exchange) which shall be the 10th business day following each financial quarter end. Any fractional DSU shall be rounded down and no payment or other adjustment will be made with respect to the fractional DSU.

No Deferred Share Units may vest before the date that is one year following the date of the award of the DSU.

Each participant shall be entitled to receive, after the effective date that the Participant ceases to be an eligible person for any reason, on a day designated by the Participant and communicated to the Company by the Participant in writing at least fifteen (15) days prior to the designated day (or such earlier date after the participant ceases to be an eligible person as the participant and the Company may agree, which date shall be no later than one year after the date upon which the participant ceases to be an eligible person) and if no such notice is given, then on the first anniversary of the effective date that the Participant ceases to be an eligible person, at the sole discretion of the Board, either: (a) that number of Shares equal to the number of vested DSUs credited to the participant's account, such Shares to be issued from treasury of the Company; or (b) a cash payment in an amount equal to the Market Unit Price on the next trading day after the Participant ceases to be an eligible person of the vested DSUs, net of applicable withholdings.

In the event that the value of a DSU would be determined with reference to a period commencing at a fiscal quarter-end of the Company and ending prior to the public disclosure of interim financial statements for the quarter (or annual financial statements in the case of the fourth quarter), the cash payment of the value of the DSUs will be made to the Participant with reference to the five (5) trading days immediately following the public disclosure of the interim financial statements for that quarter (or annual financial statements in the case of the fourth quarter).

Upon death of a Participant holding DSUs that have vested, the Participant's estate shall be entitled to receive, within 120 days after the Participant's death and at the sole discretion of the Board, a cash payment or Shares that would have otherwise been payable in accordance with the 2022 Plan to the Participant upon such Participant ceasing to be an eligible person.

General Provisions of the 2022 Plan

Non-Transferability

No Option or Performance-Based Award and no right under any such Option or Performance-Based Award shall be assignable, alienable, saleable, or transferable by a participant otherwise than by will or by the laws of descent and distribution and only then if permitted by the policies of the Exchange. No Option or Performance-Based Award and no right under any such Option or Performance-Based Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company.

Black-out Periods

In the event that the date provided for expiration, redemption or settlement of an award falls within a blackout period imposed by the Company pursuant to a trading policy as the result of the bona fide existence of undisclosed material information, the expiry date, redemption date or settlement date, as applicable, of the award shall automatically be extended to the date that is ten (10) business days following the date of expiry of the blackout period which shall occur promptly following general disclosure of the undisclosed material information. Notwithstanding the foregoing, there will be no extension of any award if the Company (or the Participant) is subject to a cease trade order (or similar order under applicable law.

Deductions

Whenever cash is to be paid in respect of DSUs, RSUs or PSUs, the Company shall have the right to deduct from all cash payments made to a Participant any taxes required by law to be withheld with respect to such payments. The Company is authorized to withhold any payment due under any Award or under the 2022 Plan until the Participant has paid or made arrangements for the payment of the amount of any withholding taxes due in respect of an Award, its exercise, or any payment under such Award or under the 2022 Plan. At the sole discretion of the Board, a Participant may be permitted to satisfy the foregoing requirement by, all in accordance with the policies of the Exchange by delivering an irrevocable direction to a securities broker approved by the Company to sell all or a portion of the Shares and deliver to the Company from the sales proceeds an amount sufficient to pay the required withholding taxes.

Amendments to the 2022 Plan

The Board may at any time or from time to time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the 2022 Plan and may amend the terms and conditions of any Options or Performance-Based Awards granted hereunder, subject to:

(i) any required disinterested shareholder approval to (i) reduce the exercise price of an Award issued to an insider or (ii) extend the term of an Option granted to an insider, in either event in accordance with the policies of the Exchange;

(ii) any required approval of any applicable regulatory authority or the Exchange; and

(iii) any approval of Shareholders as required by the policies of the Exchange or applicable law, provided that Shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

A. amendments of a "housekeeping nature"; and

B. amendments for the purpose of curing any ambiguity, error or omission in the 2022 Plan or to correct or supplement any provision of the 2022 Plan that is inconsistent with any other provision of the 2022 Plan.

Term

The 2022 Plan shall terminate automatically 10 years after the date of approval by the Board and may be terminated on any earlier date as provided in the 2022 Plan.

Obtaining a copy of the Plan

A copy of the 2022 Plan is attached to this Information Circular as Schedule "B" and is available for review at the offices of the Company at Suite 240 - 209 Carrall Street, Vancouver, BC V6B 2J2 or at Clark Wilson LLP, the registered offices of the Company, at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 during normal business hours up to and including the date of the Meeting.

Approval of the 2022 Plan

The 2022 Plan is subject to the approval of the Exchange and if the Exchange finds the disclosure in this Information Circular to be inadequate, then the Shareholder approval may not be accepted by the Exchange.

Accordingly, at the Meeting, Shareholders will be asked to consider and if thought fit, approve an ordinary resolution to approve, ratify and confirm the 2022 Plan and the increase of common shares available for grant for Performance-Based Awards from 2,314,803 to 2,467,595 (the "2022 Plan Resolution"). In order to be effective, an ordinary resolution requires approval by a majority of the votes cast by Shareholders for such resolution. The text of the proposed resolution is set forth below. Unless otherwise directed, the persons named in the enclosed proxy intend to vote IN FAVOUR of this resolution.

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company's 2022 Equity Incentive Plan (the "2022 Plan") in the form attached as Schedule "B" to the information circular dated February 21, 2023 be and is hereby approved, ratified and confirmed, subject to the acceptance of the 2022 Plan by the TSX Venture Exchange;

2. the increase in the number of common shares of the Company under the fixed portion of the 2022 Plan from 2,314,803 to 2,467,595 common shares for performance-based awards of restricted share units, performance share units and deferred share units be and is hereby approved, ratified and confirmed

3. the board of directors (the "Board") of the Company is hereby authorized to make such amendments to the 2022 Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the 2022 Plan, the approval of the shareholders; and

4. any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.

Management recommends that Shareholders vote for the approval of the 2022 Plan. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the 2022 Plan Resolution.

Approval of 2023 Equity Incentive Plan

Effective as of February 21, 2023, the Board adopted the 2023 Equity Incentive Plan (the "2023 Plan") in order to grant awards to people in the United States.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution approving the 2023 Plan in the form set out as Schedule "C" hereto.

The following information is intended as a brief description of the 2023 Plan and is qualified in its entirety by the full text of the 2023 Plan.

Purpose

The purpose of the 2023 Plan to: (i) enable the Company and any affiliate of the Company to attract and retain the types of employees, consultants, directors and such other persons as the plan administrator may select who will contribute to the Company's long range success; (ii) provide incentives that align the interests of employees, consultants, directors and such other persons as the plan administrator may select with those of the Company's shareholders; and (iii) promote the success of the Company's business.

Administration

The plan administrator, which is currently the Board, will administer the 2023 Plan. The plan administrator has sole authority, in its absolute discretion, to (i) construe and interpret the 2023 Plan; (ii) grant stock options and non-stock option awards (each, an "award") under the 2023 Plan; (iii) determine the individuals to whom awards will be granted under the 2023 Plan and whether an option is an incentive stock option or a non-qualified stock option; (iv) determine the number of Shares subject to award, the terms and conditions of each award, including the exercise price, medium of payment and vesting provisions, and to specify the provisions of the agreement with respect thereto.

Eligibility

Employees of the Company or subsidiary who are subject to tax in the United States are eligible to receive incentive stock options. Subject to applicable laws, employees, consultants and directors of the Company or subsidiary and such other persons as the plan administrator selects are eligible to receive awards that are not incentive stock options.

While the Shares are listed on the Exchange, an award recipient must either be a Director, Employee or Consultant (as defined by the policies of the Exchange) of the Company or a subsidiary of the Company at the time of grant of the award, except as otherwise provided by the policies of the Exchange and, for awards granted to Employees, Consultants or Management Company Employees (as defined by the policies of the Exchange), the Company and the participant must ensure that the award recipient is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

While the Shares are listed on the Exchange, except in relation to Consultant Companies (as defined by the policies of the Exchange), the awards may be granted only to an individual or to a company that is wholly owned by individual eligible for a grant of an award.

Shares Subject to the 2023 Plan

The aggregate number of Shares issuable under the 2023 Plan (and all of the Company's other Security- Based Compensation Arrangements) will not exceed 2,467,595.

The total number of Shares issuable pursuant to the 2019 Plan (under which no further stock options will be granted), the 2022 Plan and the 2023 Plan will not exceed the limit set out under the 2022 Plan, which is 10% of the Company's issued and outstanding Shares from time to time for the stock options and 2,467,595 Shares for the non-stock option awards.

Number of Stock Options

While the Shares are listed on the Exchange, the maximum number Shares subject to a stock option to a holder who is a Consultant (as defined by the policies of the Exchange) is limited to an amount equal to 2% of the then issued and outstanding Shares (on a non-diluted basis) in any 12 month period.

While the Shares are listed on the Exchange, the number of stock options granted to all persons in aggregate who are employed to perform investor relations activities is limited to an amount equal to 2% of the then issued and outstanding Shares (on a non-diluted basis) in any 12 month period, provided that such stock options vest in stages over a 12 month period with no more than 1/4 of the stock options vesting in any 3 month period.

Type of Awards

Under the 2023 Plan, either stock options or non-stock option awards may be granted. Incentive stock options are stock options that qualify for certain favorable tax treatment under the U.S. tax laws. Non- qualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code.

Non-stock option awards means a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards.

A stock appreciation right is a right to receive, upon exercise, an amount payable in cash or Shares equal to the number of shares subject to the stock appreciation right that is being exercised multiplied by the excess of (i) the fair market value of one share on the date the award is exercised, over (ii) the exercise price specified in the stock appreciation right award agreement. Stock appreciation rights may be granted alone (a "free standing right"), or in tandem with an option.

A restricted award is a hypothetical share unit ("restricted stock units") having a value equal to the fair market value of an identical number of Shares, which may, but need not, provide that such restricted award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period as the plan administrator determines. The plan administrator may also grant restricted stock units with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an award Agreement ("deferred stock units"). Each restricted award is subject to the conditions set forth in the 2023 Plan and to such other conditions not inconsistent with the 2023 Plan as may be determined by the plan administrator and set out in the award agreement. A holder of restricted stock units or deferred stock units has no voting rights. At the discretion of the plan administrator, each restricted stock unit or deferred stock unit may be credited with cash, to the extent that the Company does not have sufficient stock available to satisfy the obligation in Shares, or where the issuance of Shares would result in the breach of the limits contained in this Plan, and stock dividend equivalents paid by us in respect of one share.

The plan administrator may grant other equity-based awards, either alone or in tandem with other awards, in such amounts and subject to such conditions as the plan administrator may determine in its sole discretion.

Award Price

The per share exercise price for an incentive stock option must not be less than the fair market value per Share on the date of grant. With respect to incentive stock options granted to a greater-than-ten percent shareholder of the Company, the exercise price per share must not be less than 110% of the fair market value per Share on the date of grant. With respect to non-qualified stock options, the exercise price per share must be determined by the plan administrator at the time the stock option is granted.

While the Shares are listed on the Exchange, the exercise price of the Shares covered by each stock option must be determined by the plan administrator and the exercise price must not be less than the price permitted by the Exchange or other regulatory body having jurisdiction. The Company must not grant stock options or establish a minimum exercise price for stock options unless and until the stock options have been allocated to a particular person or persons.

While the Shares are listed on the Exchange, the exercise price of a stock option must be paid in cash.

The exercise price of a free-standing right will be determined by the plan administrator, but will not be less than 100% of the greater of: (i) the fair market value of the shares underlying the free standing right on the date of grant, and (ii) the fair market value of the shares underlying the free standing right on the trading date immediately preceding the date of grant. A related right granted simultaneously with, or subsequent to, the grant of an option and in conjunction therewith or in the alternative thereto, will have the same exercise price as the related option, will be transferable only upon the same terms and conditions as the related option, and will be exercisable only to the same extent as the related option. However, a stock appreciation right, by its terms, will be exercisable only when the fair market value per share subject to the stock appreciation right and related option exceeds the exercise price per share thereof and no stock appreciation rights may be granted in tandem with an option unless the plan administrator determines that the applicable requirements of the 2023 Plan are satisfied.

Duration of Stock Options and Stock Appreciation Rights

The expiration date of a stock option or stock appreciation right must not be later than 10 years from the date of grant; provided that the expiration date of any incentive stock option granted to a greater-than-ten percent shareholder of the Company must not be later than five years from the date of grant.

Vesting Schedule

The vesting schedule for each award must be specified by the plan administrator at the time of grant prior to the provision of services with respect to which such award is granted. If no vesting schedule is specified at the time of grant by the plan administrator or in the 2023 Plan, the award vests immediately.

The plan administrator may accelerate the vesting of one or more outstanding awards provided that other than stock options, no award can vest before the date that is one year following the date it is granted or issued.

Term of Stock Option

Stock options that have vested but have not been exercised terminate upon the occurrence of the first of the following events, except as provided for in a stock option agreement: (i) the expiration of the option; (ii) the date of an optionee's termination of employment or contractual relationship with the Company for cause; (iii) the expiration of three months from the date of an optionee's termination of employment or contractual relationship for any reason other than for cause, death or certain disability; and (iv) the expiration of one year from termination of an optionee's employment or contractual relationship by reason of death or certain disability, provided, however, that while the Shares are listed on the Exchange, stock options granted to optionees engaged in investor relations activities on behalf of the Company expire 30 days after such optionees cease to perform such investor relations activities for the Company. Stock options that have not vested terminate immediately upon the optionee's resignation from or termination of employment or contractual relationship with the Company for any reason whatsoever, including death or disability.

General Provisions of the 2023 Plan

Transfer of Stock Options and Restricted Awards

The stock options granted under the 2023 Plan may not be transferred, assigned, pledged or hypothecated in any manner other than by will or by applicable laws of descent and distribution, and will not be subject to execution, attachment or similar process, provided, however, that subject to applicable laws, the optionee's heirs or administrators may exercise any portion of the outstanding vested stock options within one year of the optionee's death. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any stock option contrary to the provisions of the 2023 Plan, or upon the sale, levy or any attachment or similar process contrary to the rights and privileges conferred by the 2023 Plan, such stock option will terminate and become null and void.

The restricted awards granted under the 2023 Plan are subject to the terms of the applicable award agreement, which may, but need not, include that the restricted award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period as the plan administrator determines.

Securities Regulation and Tax Withholding

Stock options will not be granted and Shares will not be issued with respect to stock options unless the grant of such stock options, the exercise of such stock options and the issuance and delivery of such shares comply with all applicable laws. The optionee must pay to us promptly upon exercise of a stock option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, provincial, local and foreign withholding taxes resulting upon exercise of a stock option or from a transfer or other disposition of Shares acquired upon exercise of a stock option or otherwise related to a stock option or Shares acquired in connection with a stock option.

Certain Corporate Transactions

If the Company is involved in a merger, consolidation, acquisition of property, reorganization, or liquidation, or the Company declares a dividend payable in, or subdivided, reclassify, reorganize, or combine the Shares, the plan administrator will, with respect to each outstanding stock option, proportionately adjust the number of Shares subject to such stock option and/or the exercise price per share so as to preserve the rights of the optionee substantially proportionate to the rights of the optionee prior to such event. Also to the extent such action includes an increase or decrease in the number of Shares, the number of shares available under the 2023 Plan and the exercise price for such stock option will automatically be increased or decreased proportionately.

For greater certainty, the exercise price for any stock options and the number of Shares deliverable upon the exercise of the stock options will be subject to adjustment in the case of any capital reorganization or of any reclassification of the capital of the Company, or in the case of the consolidation, merger or amalgamation of the Company with or into any other company, each stock option will, after such event, confer the right to purchase the number of Shares or other securities of the Company (or of the company resulting from such event) which the optionee would have been entitled to upon such event if the optionee had been a shareholder of the Company at the time of such event.

Term of the Plan

The plan administrator may grant incentive stock options on or after the date on which the 2023 Plan is adopted through the day immediately preceding the 10th anniversary of the date the 2023 Plan is adopted. The plan administrator may grant non-qualified stock options on or after the date the 2023 Plan is adopted and until the 2023 Plan is terminated by the Board.

Shareholder Approval

While the Shares are listed on the Exchange, unless disinterested shareholder approval is obtained, under no circumstances will the 2023 Plan, together with all of other previously established and outstanding stock option plans or grants, result in:

(i) the maximum aggregate number of Shares issuable to any participant, within any 12 month period, together with Shares reserved for issuance to such participant under all of the Company's other security-based compensation arrangements, shall not exceed 5% percent of the issued and outstanding Shares (calculated as at the date of any grant);

(ii) the maximum aggregate number of Shares issuable to insiders, within any 12 month period,together with Shares reserved for issuance to insiders under all of the Company's other security- based compensation arrangements, shall not exceed 10% percent of the issued and outstanding Shares (calculated as at the date of any grant);

(iii) the maximum aggregate number of Shares issuable to insiders, at any point in time, together with Shares reserved for issuance to insiders under all of the Company's other security-based compensation arrangements, shall not exceed 10% percent of the issued and outstanding Shares; and

(iv) the maximum aggregate number of Shares issuable to any one consultant, within any 12 month period, together with Shares issuable to such consultant under all of the Company's other security- based compensation arrangements, shall not exceed 2% percent of the issued and outstanding Shares (calculated as at the date of any grant); and

(v) the maximum aggregate number of Shares issuable pursuant to grants of options to all investor relation service providers performing investor relations activities, within any 12 month period, shall not in aggregate exceed 2% percent of the issued and outstanding Shares (calculated as at the date of any grant). For the avoidance of doubt, persons performing investor relations activities are only eligible to receive stock options; they are not eligible to receive any performance-based award or other type of securities based compensation.

While the Shares are listed on the Exchange, the Company must obtain disinterested shareholder approval for any amendment to stock options held by insiders that would have the effect of decreasing the exercise price of the stock options.

Amendment and Termination

The 2023 Plan will terminate automatically on February 21, 2033. No award will be granted pursuant to the 2023 Plan after such date, but awards granted before then may extend beyond that date. The plan administrator may suspend or terminate the 2023 Plan at any earlier date in accordance with the terms of the 2023 Plan. No awards may be granted under the 2023 Plan while the 2023 Plan is suspended or after it is terminated.

The plan administrator may, subject to applicable laws, at any time modify or amend stock options granted under the 2023 Plan, provided, however, that (i) no amendment with respect to an outstanding stock option which has the effect of reducing the benefits afforded to the optionee must be made over the objection of such optionee; (ii) the events triggering acceleration of vesting of outstanding stock options may be modified, expanded, or eliminated without the consent of the optionees; and (iii) the plan administrator may not increase the number of shares available for issuance on the exercise of incentive stock options without shareholder approval.

Obtaining a copy of the Plan

A copy of the 2023 Plan is attached to this Information Circular as Schedule "C" and is available for review at the offices of the Company at Suite 240 - 209 Carrall Street, Vancouver, BC V6B 2J2 or at Clark Wilson LLP, the registered offices of the Company, at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 during normal business hours up to and including the date of the Meeting.

Approval of the 2023 Plan

The 2023 Plan is subject to the approval of the Exchange and if the Exchange finds the disclosure in this Information Circular to be inadequate, then the Shareholder approval may not be accepted by the Exchange.

Accordingly, at the Meeting, Shareholders will be asked to consider and if thought fit, approve an ordinary resolution approving the 2023 Plan (the "2023 Plan Resolution"). In order to be effective, an ordinary resolution requires approval by a majority of the votes cast by Shareholders for such resolution. The text of the proposed resolution is set forth below. Unless otherwise directed, the persons named in the enclosed proxy intend to vote IN FAVOUR of this resolution.

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company's 2023 Equity Incentive Plan, adopted by the board of directors of the Company effective as of February 21, 2023, (the "2023 Plan") in the form attached as Schedule "C" to the Company's information circular dated February 21, 2023 be and is hereby approved, ratified and confirmed, and the Company has the ability to grant awards under the 2023 Plan;

2. the board of directors (the "Board") of the Company is hereby authorized to make such amendments to the 2023 Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the 2023 Plan, the approval of the shareholders; and

3. any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.

Management recommends that Shareholders vote for the approval of the 2023 Plan. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the 2023 Plan Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at its office at Suite 240 - 209 Carrall Street, Vancouver, B.C. V6B 2J2, to request copies of the Company's financial statements and related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's audited financial statements and MD&A for the year ended March 31, 2022 and in the financial statements and MD&A for subsequent financial periods, are available on SEDAR.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board.

Dated at Vancouver, British Columbia as of this 21st day of February, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS OF
GREENPOWER MOTOR COMPANY INC.

"Fraser Atkinson"

Fraser Atkinson
Chairman and Director

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

[See attached]

GREENPOWER MOTOR COMPANY INC.

(the "Company")

AUDIT COMMITTEE CHARTER

(adopted as of August 23, 2020)

I. PURPOSE

The Audit Committee (the "Audit Committee" or the "Committee") of the Board of Directors (the "Board") of the Company, shall provide assistance to the directors of the Company in fulfilling their responsibility to the stockholders relating to corporate accounting matters, the financial reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee's purpose is to:

1. Assist the Board's oversight of:

(a) the reliability and integrity of the Company's financial statements, accounting policies, financial reporting and disclosure practices;

(b) the establishment and maintenance of processes to assure compliance with all relevant laws, regulations, and Company policies, including a process for receipt of complaints and concerns regarding accounting, internal control or auditing matters;

(c) the engagement, compensation, performance, qualifications and independence of the Company's independent auditors, their conduct of the annual independent audit of the Company's financial statements, and their engagement for all other services; and

(d) the functioning of the Company's system of internal accounting and financial controls.

2. Provide an open avenue of communication between the internal accounting department, the independent auditors, the Company's financial and senior management and the Board.

3. Prepare the report of the Audit Committee required by the rules of the Securities and Exchange Commission ("SEC"), as applicable.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company, the Company's internal accounting department and the Company's independent auditors. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal accounting department, and the Company's independent auditors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent auditors.

II. STRUCTURE AND OPERATION

Composition and Qualifications

The Committee shall consist of at least three (3) members of the Board. Except as otherwise permitted by applicable rules and regulations, each of the members of the Committee shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; and (ii) the independence requirements of the rules of any applicable stock exchange or quotation system upon which the Company's shares are listed from time to time. One or more members of the Committee, as required by the applicable rules and regulations, shall be, in the judgment of the Board, an "audit committee financial expert," as such term is defined in Rule 309 of the 1934 Act and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements.

Authority

The Committee shall have the authority to (i) retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company. In addition, the Committee shall have the authority to request any officer, director or employee of the Company, the Company's outside legal counsel and the independent auditors to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent auditors in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors engaged (including resolution of disagreements between the Company's management and the independent auditors regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attestation services for the Company.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement delineating all relationships between the independent auditors and the Company and its subsidiaries (the ''Statement as to Independence''), addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent auditors: (i) the audit of the Company's annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent auditors for the most recent fiscal years, in the aggregate and by each service.

Appointment and Removal

The members of the Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal. Any member of the Committee may be removed, with or without cause, by majority vote of the Board at any time. However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or, if applicable, ceasing to satisfy any applicable standards as required in Section II above of this Charter. Vacancies on the Committee will be filled by the Board.

Chairperson

The Board may appoint one member of the Committee to serve as Chair of the Committee, to convene and chair all regular and special sessions of the Committee, set the agendas for Committee meetings, to determine and communicate to management and the full Board the information needs of the Committee, and to report Committee determinations and actions on behalf of the Committee to the full Board. If the Board fails to appoint a Chair, the members of the Committee shall elect a Chair by majority vote of the full Committee to serve at the pleasure of the majority of the full Committee. If the Chair of the Committee is not present at any meeting of the Committee, an acting Chair for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chair shall refer the matter to the Board. The Committee shall also appoint a secretary who need not be a director. All requests for information from the Company or the independent auditors shall be made through the Chair.

Delegation to Subcommittees

The Committee may delegate its duties and responsibilities to a subcommittee consisting of one or more members of the Committee. Any delegation may be made only to the extent permitted by applicable rules, regulations, and the Company's constating documents.

III. COMMITTEE MEETINGS

The Chair shall preside at each meeting of the Committee and set the agendas for the Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company's constating documents or this Charter.

The Committee shall meet (in person or by telephonic meeting) as often as may be deemed necessary or appropriate, generally at least four times annually, or more frequently as circumstances dictate. The Committee shall meet periodically with management and the independent auditors and, if necessary, in separate executive sessions with only the independent auditors and Committee members present, or with only management and Committee members present, to discuss any matters that the Committee believes should be discussed privately. The Committee shall maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company's records.

Except as otherwise required by the constating documents of the Company, a majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Committee. The Committee may also act by unanimous written consent in lieu of a meeting.

All non-management directors who are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company's management, representatives of the Company's outside advisors, any other personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate. Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any non- management director who is not a member of the Committee.

The Chair of the Committee shall report to the Board following meetings of the Committee and as otherwise requested by the Board.

IV. DUTIES AND RESPONSIBILITIES

The Committee's role is one of oversight. The Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditors, in accordance with its business judgment. In discharging its oversight role, the Committee encourages free and open communication among the Committee, the Company's independent auditors, and management, and is empowered to investigate any matter brought to its attention with all requisite access to all books, records, facilities and personnel of the Company and to the Company's auditors and outside legal counsel.

The following functions and responsibilities are set forth as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions.

To fulfill its responsibilities and duties, the Committee is expected to:

General

1. Develop and maintain free and open means of communication with the Board, the Company's independent auditors, the Company's internal auditors, if any, and the financial and general management of the Company.

2. Perform any other activities as the Committee deems appropriate, or as are requested by the Board, consistent with this Charter, the Company's constating documents and applicable laws and regulations.

3. Review and reassess, at least annually, the adequacy of this Charter and submit any recommended changes to the Board for its consideration.

4. Report its findings regularly to the Board, including any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, and the performance and independence of the Company's independent auditors.

5. Maintain minutes and other records of meetings and activities of the Committee.

Financial Statements and Published Information

6. Review filings with the governmental bodies, including without limitation the SEC, and other published documents containing the Company's financial statements, including any certification, report, opinion or review rendered by the independent auditors, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

7. Review and discuss with management and the independent auditors the annual and quarterly financial statements prior to their filing, including the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a discussion with the independent auditors (i) all significant matters related to the independent auditors' review of the financial statements and (ii) the matters required to be communicated by applicable auditing standards.

8. Make a recommendation to the Board regarding the inclusion of the audited annual financial statements in the Company's annual report and interim financial statements in the Company's quarterly reports.

9. Consider and review with management, the Chief Financial Officer and/or the Controller, and the independent auditors:

(a) significant findings during the year, including the status of previous audit recommendations, and management's responses thereto;

(b) any audit problems or difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information;

(c) any changes required in the planned scope of the audit plan;

(d) the overall scope and plans for the audit (including the audit budget and the adequacy of compensation and staffing); and

(e) the coordination of audit efforts to monitor completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

10. Oversee the services rendered by the independent auditors (including the resolution of disagreements between management and the independent auditors regarding preparation of financial statements).

11. Prepare and include in the Company's filings any report from the Committee or other disclosures as required by applicable laws and regulations.

Performance and Independence of Independent Auditor

12. On an annual basis, request from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1 and with all applicable laws, rules and regulations. The Committee shall review the qualification, performance and independence of the independent auditor annually and make determinations regarding the appointment or termination of the independent auditor. The Committee shall actively engage in a dialogue with the Company's management and independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors from management and the Company and take appropriate action in response to the outside auditors' report to satisfy itself of the independent auditor's objectivity and independence. The Committee shall also:

(a) confirm with the independent auditors that the independent auditors are in compliance with the partner rotation requirements established by applicable laws and regulations;

(b) consider whether, in the interest of assuring continuing independence of the independence auditors, the Company should regularly rotate its independent auditors;

(c) set clear policies for the Company's hiring of employees or former employees of the independent auditors; and

(d) if applicable, consider whether the independent auditor's provision of any permitted non-audit services to the Company is compatible with maintaining the independence of the independent auditors.

13. At least annually, obtain and review a written report by the independent auditors describing all relationships between the Company and the independent auditors and discuss the independent auditor's internal quality-control procedures, and any material issues raised by the most recent peer review.

Review of Services and Audit by Independent Auditor

14. Have the sole authority and responsibility to appoint, evaluate, determine the compensation of and, where appropriate, replace the independent auditor. The Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints. The independent auditor shall report directly to the Committee, and the Committee's responsibility includes the resolution of disagreements between management and the independent auditors regarding financial reporting.

15. Consider and pre-approve all auditing and non-audit services provided by the independent auditors. The Committee may delegate the authority to grant pre-approvals to one or more members of the Committee, whose decisions must be presented to the full Committee at its scheduled meetings.

16. Following completion of the annual audit, review with management, the independent auditors and the internal accounting department:

(a) the Company's annual financial statements and related footnotes;

(b) the independent auditors' audit of the financial statements and the report thereon;

(c) any significant changes required in the independent auditors' audit plan; and

(d) other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

17. Reviewing with the independent auditors, as required by applicable laws and regulations:

(a) all critical accounting policies and practices used by the Company;

(b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

(c) other material communications between the independent auditors and management, such as any management letters or schedule of unadjusted differences.

Financial Reporting Process

1. Review the activities, organizational structure, staffing and qualifications of the internal audit function, if any.

2. The Committee shall review and approve any material off-balance sheet arrangements or other material financial arrangements of the Company that do not appear on the financial statements of the Company.

3. Review and discuss periodically with management and the independent auditors:

(a) the adequacy and effectiveness of the Company's internal controls over financial reporting and disclosure controls and procedures;

(b) all significant deficiencies in the design or operation of the Company's internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data;

(c) the integrity of its financial reporting processes;

(d) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(e) the adequacy of its risk management programs and policies, including recommendations for any improvements in these areas.

4. Establish regular and separate systems of reporting to the Committee by each of management, the independent auditors and internal accounting department regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

5. Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning. Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

6. Review with the Company's counsel any legal, tax or regulatory matter that may have a material impact on the Company's financial statements, operations, related Company's compliance policies, and programs and reports received from regulators.

7. Meeting periodically with management, the internal auditors, if any, and the independent auditors in separate executive sessions to discuss matters which the Committee or these groups believe should be discussed privately.

Ethical and Legal Compliance/General

8. Review periodically with the Company's general counsel any legal and regulatory matters that may have a material impact on the Company's financial statements.

9. Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

10. The Committee shall review and approve any transactions or courses of dealing with related parties.

SCHEDULE "B"

2022 EQUITY INCENTIVE PLAN

[See attached]

GREENPOWER MOTOR COMPANY INC.

(the "Company")

EQUITY INCENTIVE PLAN

SECTION 1
ESTABLISHMENT AND PURPOSE OF THIS PLAN

1.1 Purpose

The purpose of this equity incentive plan (the "Plan") is to promote the long-term success of the Company and the creation of shareholder value by: (i) encouraging the attraction and retention of Eligible Persons; (ii) encouraging such Eligible Persons to focus on critical long-term objectives; and (iii) promoting greater alignment of the interests of such Eligible Persons with the interests of the Company.

SECTION 2
DEFINITIONS

2.1 Definitions

As used in this Plan, the following terms shall have the meanings set forth below:

(a) "Award" means any award of Options, RSUs, PSUs or DSUs granted under this Plan;

(b) "Award Agreement" means any written agreement, contract, or other instrument or document, including an electronic communication, as may from time to time be designated by the Company as evidencing any Award granted under this Plan;

(c) "Blackout Period" means a period of time during which the Company prohibits Participants from exercising, redeeming or settling an Award due to the existence of undisclosed material information and pursuant to a formal notice provided by the Company under a trading policy, which Blackout Period must expire promptly following general disclosure of the undisclosed material information;

(d) "Board" means the board of directors of the Company or, if the context permits, any of its Subsidiaries, as applicable;

(e) "Change of Control" means the acquisition by any person or by any person and a joint actor, whether directly or indirectly, of voting securities (as such terms are interpreted in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a person "acting jointly or in concert" with another person, as that phrase is interpreted in National Instrument 62-103, totals for the first time not less than fifty (50%) percent of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board;

(f) "Company" means GreenPower Motor Company Inc., a company incorporated under the Business Corporations Act (British Columbia), and any of its successors or assigns;

(g) "Consultant" means a Person (other than a Director, Officer or Employee) that:

(i) is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or any Subsidiary of the Company, other than services provided in relation to a distribution (as defined in the Securities Act);

(ii) provides the services under a written contract between the Company or any of its Subsidiaries and the Person, as the case may be; and

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time on the affairs and business of the Company or any of its Subsidiaries;

and includes:

(iv) for a Person that is an individual, a corporation of which such individual is the sole shareholder;

(h) "Deferred Share Unit" or "DSU" means a right granted to a Participant, as compensation for employment or consulting services or services as a Director or Officer, to receive, for no additional cash consideration, securities of the Company on a deferred basis upon specified vesting criteria being satisfied, all as provided in Section 5.4 hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement, and which may be paid in cash and/or Shares;

(i) "Determination Date" means a date determined by the Board in its sole discretion but not later than 90 days after the expiry of a Performance Cycle;

(j) "Director" means a member of the Company's Board or the Board of any of its

Subsidiaries;

(k) "Discounted Market Price" means the Market Price less the discount set forth below, subject to a minimum price of $0.10:

Closing Price	Discount

up to $0.50	25%

$0.51 to $2.00	20%

above $2.00	15%

(l) "Disability" means any medical condition which qualifies a Participant for benefits under a long-term disability plan of the Company or Subsidiary;

(m) "Effective Date" has the meaning ascribed thereto in Section 8;

(n) "Election Form" means the form to be completed by a Director specifying the amount of Fees he or she wishes to receive in DSUs under this Plan;

(o) "Eligible Person", when used in connection with Options, means Officers, Directors, Employees, Management Company Employees and Consultants of the Company or any of its Subsidiaries but, when used in connection with PSUs, RSUs or DSUs, means only Officers, Directors, Employees, Management Company Employees and Consultants of the Company or any of its Subsidiaries that do not perform Investor Relations Activities;

(p) "Employee" means:

(i) an individual who is considered an employee of the Company or any of its Subsidiaries under the Income Tax Act (Canada) and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

(ii) an individual who works full-time for the Company or any of its Subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Company or any of its Subsidiaries over the details and methods of work as an employee of the Company or any of its Subsidiaries, as the case may be, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company or any of its Subsidiaries on a continuing and regular basis for a minimum amount of time per week acceptable to the Exchange, who provides services normally provided by an employee and is subject to the same control and direction by the Company or its Subsidiary over the details and methods of work as an employee of the Company or any of its Subsidiaries, as the case may be, but for whom income tax deductions are not made at source;

(q) "Exchange" means the TSX Venture Exchange, or such other exchange upon which the Shares of the Company may become listed for trading;

(r) "Fees" means the annual Board retainer, chair fees, meeting attendance fees or any other fees payable to a Director;

(s) "Grant Date" means, for any Award, the date specified by the Board as the grant date at the time it grants the Award or, if no such date is specified, the date upon which the Award was actually granted;

(t) "Insider" has the meaning attributed to it in the Securities Act;

(u) "Investor Relations Activities" means any activities, by or on behalf of the Company or a shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i) the dissemination of information provided, or records prepared, in the ordinary course of business of the Company:

(A) to promote the sale of products or services of the Company; or

(B) to raise public awareness of the Company, that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii) activities or communications necessary to comply with the requirements of:

(A) applicable securities laws; or

(B) Exchange requirements or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Company;

(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A) the communication is only through the newspaper, magazine or publication; and

(B) the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv) activities or communications that may be otherwise specified by the Exchange;

(v) "Investor Relations Service Provider" includes any Consultant that performs Investor Relations Activities and any Director, Officer, Employee or Management Company Employee whose role and duties primarily consist of Investor Relations Activities

(w) "Management Company Employee" means an individual employed by a company providing management services to the Company, which services are required for the ongoing successful operation of the Company's business enterprise;

(x) "Market Price" means, subject to the exceptions prescribed by the Exchange from time to time, the last closing price of the Company's shares before the issuance of the required news release disclosing the grant of Awards (but, if the policies of the Exchange provide an exception to such news release, then the last closing price of the Company's shares before the Grant Date);

(y) "Market Unit Price" means the value of a Share determined by reference to the five-day volume-weighted average closing price of a Share for the five Trading Day period immediately preceding the relevant date;

(z) "Officer" means an officer (as defined in the Securities Act or, where the Securities Act does not apply, by other applicable securities laws) of the Company or any of its Subsidiaries;

(aa) "Option" means incentive share purchase options entitling the holder thereof to purchase Shares at a specified price for a specified period of time;

(bb) "Participant" means any Eligible Person to whom Awards under this Plan are granted;

(cc) "Participant's Account" means a notional account maintained for each Participant's participation in this Plan which will show any RSUs, PSUs and/or DSUs credited to a Participant from time to time;

(dd) "Performance-Based Award" means, collectively or as applicable, Performance

Share Units, Restricted Share Units and Deferred Share Units;

(ee) "Performance Criteria" means criteria established by the Board which, without limitation, may include criteria based on the Participant's personal performance and/or financial performance of the Company and its Subsidiaries, and that are to be used to determine the vesting of Performance Share Units;

(ff) "Performance Cycle" means the applicable performance cycle of the Performance Share Units as may be specified by the Board in the applicable Award Agreement;

(gg) "Performance Share Unit" or "PSU" means a right awarded to a Participant, as compensation for employment or consulting services or services as a Director or Officer, to receive, for no additional cash consideration, securities of the Company upon specified vesting criteria being satisfied, all as provided in Section 5.3 hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement, and which may be paid in cash and/or Shares;

(hh) "Person" means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, or governmental authority or body;

(ii) "Restriction Period" means the time period between the Grant Date and the Vesting Date of an Award of Restricted Share Units specified by the Board in the applicable Award Agreement, which period shall be no less than 12 months;

(jj) "Restricted Share Unit" or "RSU" means a right awarded to a Participant, as compensation for employment or consulting services or services as a Director or Officer, to receive for no additional cash consideration, securities of the Company upon specified vesting criteria being satisfied, all as provided in Section 5.2 hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement, and which may be paid in cash and/or Shares;

(kk) ''Retirement" means retirement from active employment with the Company or a Subsidiary with the consent of an officer of the Company or the Subsidiary;

(ll) "Securities Act" means the Securities Act (British Columbia), as amended, from time to time;

(mm) "Security-Based Compensation Arrangement" shall have the meaning ascribed thereto in the rules and policies of the Exchange, or in the event that such term is not defined in the rules and policies of the Exchange, shall mean a stock option plan, including the Option Plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, officers, Insiders, service providers or Consultants of the Company or a Subsidiary, including a share purchase from treasury by a full-time employee, officer, Insider, service provider or Consultant which is financially assisted by the Company or a Subsidiary by way of loan, guarantee or otherwise;

(nn) "Shares" means the common shares of the Company;

(oo) "Subsidiary" means a corporation, company or partnership that is controlled, directly or indirectly, by the Company; (pp)  "Termination Date" means, as applicable:

(i) in the event of a Participant's Retirement, voluntary termination, voluntary resignation or termination of employment as a result of a Disability, the date on which such Participant ceases to be an employee of the Company or a Subsidiary; and

(ii) in the event of termination of the Participant's employment by the Company or a Subsidiary, the date on which such Participant is advised by the Company or a Subsidiary, in writing or verbally, that his or her services are no longer required;

(qq) "Trading Day" means any day on which the Exchange is open for trading; and (rr)  "Vesting Date" means in respect of any Award, the date when the Award is fully vested in accordance with the provisions of this Plan and the applicable Award Agreement.

SECTION 3
ADMINISTRATION

3.1 Board to Administer Plan

Except as otherwise provided herein, this Plan shall be administered by the Board of the Company (and, for clarity, not by the Board of any subsidiary of the Company) and the Board of the Company shall have full authority to administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Board of the Company may deem necessary in order to comply with the requirements of this Plan.

3.2 Delegation to Committee

All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be delegated to and exercised by such committee as the Board may determine.

3.3 Interpretation

All actions taken and all interpretations and determinations made or approved by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Company.

3.4 No Liability

No Director shall be personally liable for any action taken or determination or interpretation made or approved in good faith in connection with this Plan and the Directors shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of the Company.

SECTION 4
SHARES AVAILABLE FOR AWARDS

4.1 Limitations on Shares Available for Issuance

(a) The aggregate number of Shares issuable under this Plan (and all of the Company's other Security-Based Compensation Arrangements) in respect of Options shall not exceed 10% of the Company's then total issued and outstanding Shares calculated as at the date of any grant and in accordance with the Policies of the Exchange.

(b) The aggregate number of Shares issuable under this Plan (and all of the Company's other Security-Based Compensation Arrangements) in respect of Performance-Based Awards shall not exceed 2,467,595.

(c) So long as it may be required by the rules and policies of the Exchange:

(i) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to any Participant under this Plan, within any 12 month period, together with Shares reserved for issuance to such Participant (and to Companies wholly-owned by that Participant) under all of the Company's other Security-Based Compensation Arrangements, shall not exceed five (5%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(ii) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to Insiders under this Plan, within any 12 month period, together with Shares reserved for issuance to Insiders under all of the Company's other Security-Based Compensation Arrangements, shall not exceed ten (10%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(iii) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to Insiders under this Plan, at any point in time, together with Shares reserved for issuance to Insiders under all of the Company's other Security-Based Compensation Arrangements, shall not exceed ten (10%) percent of the issued and outstanding Shares; and

(iv) the maximum aggregate number of Shares issuable to any one Consultant, within any 12 month period, together with Shares issuable to such Consultant under all of the Company's other Security-Based Compensation Arrangements, shall not exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant); and

(v) the maximum aggregate number of Shares issuable pursuant to grants of Options to all Investor Relation Service Providers performing Investor Relations Activities, within any 12 month period, shall not in aggregate exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant). For the avoidance of doubt, Persons performing Investor Relations Activities are only eligible to receive Options under this Plan; they are not eligible to receive any Performance- Based Award or other type of securities based compensation under this Plan.

4.2 Accounting for Awards

For purposes of this Section 4:

(a) if an Award is denominated in Shares, the number of Shares covered by such Award, or to which such Award relates, shall be counted on the Grant Date of such Award against the aggregate number of Shares available for granting Awards under this Plan; and

(b) notwithstanding anything herein to the contrary, any Shares related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, or are exchanged with the Board's permission, prior to the issuance of Shares, for Awards not involving Shares, shall be available again for granting Awards under this Plan.

4.3 Anti-Dilution

If the number of outstanding Shares is increased or decreased as a result of a stock split, consolidation or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of stock dividend, the Board may, subject to the prior acceptance of the Exchange in the case of a recapitalization, make appropriate adjustments to the number and price (or other basis upon which an Award is measured) of Options, RSUs, PSUs or DSUs credited to a Participant. Any determinations by the Board as to the required adjustments shall be made in its sole discretion and all such adjustments shall be conclusive and binding for all purposes under this Plan.

SECTION 5
AWARDS

5.1 Options

(a) Eligibility and Participation - Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of Options to Eligible Persons. Options granted to an Eligible Person shall be credited, as of the Grant Date, to the Participant's Account. The number of Options to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with this Plan. Each Option shall, contingent upon the lapse of any restrictions, represent one (1) Share. The number of Options granted pursuant to an Award shall be specified in the applicable Award Agreement.

(b) Exercise Price - The exercise price of an Option granted under this Plan shall not be less than the Discounted Market Price, provided that if an Option is proposed to be granted by the Company which has just been recalled for trading following a suspension or halt, the Company must wait at least ten Trading Days since the day on which trading in the Company's securities resumes before setting the exercise price for and granting the Option.

(c) Expiry Date - Each Option shall, unless sooner terminated, expire on a date to be determined by the Board which will not exceed 10 years from the Grant Date.

(d) Different Exercise Periods, Prices and Number - The Board may, in its absolute discretion, upon granting Options under this Plan, specify different time periods following the dates of granting the Options during which the Participant may exercise their Options to purchase Shares and may designate different exercise prices and numbers of Shares in respect of which each Participant may exercise his option during each respective time period.

(e) Vesting - Subject to the discretion of the Board, the Options granted to a Participant under this Plan shall vest as determined by the Board on the Grant Date of such Options. If the Board does not specify a vesting schedule at the Grant Date, then Options granted to persons other than those conducting Investor Relations Activities shall vest fully on the Grant Date, and in any event in accordance with the policies of the Exchange. Options issued to Persons conducting Investor Relations Activities must vest (and shall not otherwise be exercisable) in stages over a minimum of 12 months such that:

(i) no more than 1/4 of the Options vest no sooner than three months after the Grant Date;

(ii) no more than another 1/4 of the Options vest no sooner than six months after the Grant Date;

(iii) no more than another 1/4 of the Options vest no sooner than nine months after the Grant Date; and

(iv) the remainder of the Options vest no sooner than 12 months after the Grant Date.

(f) Change of Control - If the Award Agreement so provides, in the event of a Change of Control, all Options granted to a Participant who ceases to be an Eligible Person shall become fully vested in such Participant and shall become exercisable by the Participant in accordance with the terms of the Award Agreement and Section 5.1(l) hereof. If the Participant provides Investor Relations Activities, no acceleration of the vesting of any Options shall be permitted without prior Exchange review and acceptance.

(g) Death - Other than as may be set forth in the applicable Award Agreement, upon the death of a Participant, any Options granted to such Participant which, prior to the Participant's death, have not vested, will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect; and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any Options granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant's estate in accordance with Section 5.1(l) hereof.

(h) Termination of Participant's Relationship with the Company

(i) Where a Participant's relationship with the Company is terminated by the Company or a Subsidiary for cause, all Options granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

(ii) Where a Participant's relationship with the Company terminates by reason of termination by the Company or a Subsidiary without cause, by voluntary termination, voluntary resignation or due to Retirement by the Participant, such that the Participant no longer qualifies as an Eligible Person, all Options granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date; provided, however, that any Options granted to such Participant which, prior to the Participant's termination without cause, voluntary termination, voluntary resignation or Retirement, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 5.1(l) hereof and shall be exercisable by such Participant for a period of 90 days following the date the Participant ceased to be an Eligible Person, or such longer period as may be provided for in the Award Agreement or as may be determined by the Board provided such period does not exceed 12 months after the Termination Date.

(iii) Upon termination of a Participant's relationship with the Company or a Subsidiary such that the Participant no longer qualifies as an Eligible Person, the Participant's eligibility to receive further grants of Awards of Options under this Plan shall cease as of the Termination Date.

(i) Disability - Where a Participant becomes afflicted by a Disability, all Options granted to the Participant under this Plan will continue to vest in accordance with the terms of such Options; provided, however, that no Options may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to Disability such that the Participant ceases to be an Eligible Person, all Options granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date; provided, however, that any Options granted to such Participant which, prior to the termination of the Participant's relationship with the Company due to Disability, had vested pursuant to terms of the applicable Award Agreement, will accrue to the Participant in accordance with Section 5.1(l) hereof and shall be exercisable by such Participant for a period of 90 days following the date the Termination Date, or such longer period as may be provided for in the Award Agreement or as may be determined by the Board, provided such period does not exceed 12 months after the Termination Date.

(j) Hold Period - In addition to any resale restrictions under applicable legislation or regulation, all Options granted hereunder and all Shares issued on the exercise of such Options will, if applicable under the policies of the Exchange, be subject to a four month TSX Venture Exchange hold period from the date the options are granted, and the stock option agreements and the certificates representing such Shares will bear the following legend:

"Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date]."

(k) Notice - Options shall be exercised only in accordance with the terms and conditions of the Award Agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company at its principal place of business.

(l) Payment of Award - Subject to any vesting or other limitations described in each individual Award Agreement, Options may be exercised in whole or in part at any time prior to their lapse or termination, by the Participant, or if Section 5.1(g) applies, by the Participant's estate within one year of the death of the Participant, into such number of Shares equal to the number of Options credited to the Participant's Account that become exercisable on the Vesting Date. The exercise price of all Options must be paid in cash. Shares purchased by a Participant on exercise of an Option shall be paid for in full at the time of their purchase (i.e. concurrently with the giving of the requisite notice).

5.2 Restricted Share Units

(a) Eligibility and Participation - Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of Restricted Share Units to Eligible Persons that do not perform Investor Relations Activities. Restricted Share Units granted to a Participant shall be credited, as of the Grant Date, to the Participant's Account. The number of Restricted Share Units to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with this Plan. Each Restricted Share Unit shall, contingent upon the lapse of any restrictions, represent one (1) Share. The number of Restricted Share Units granted pursuant to an Award and the Restriction Period in respect of such Restricted Share Units shall be specified in the applicable Award Agreement.

(b) Restrictions - Restricted Share Units shall be subject to such restrictions as the Board, in its sole discretion, may establish in the applicable Award Agreement, which restrictions may lapse separately or in combination at such time or times and on such terms, conditions and satisfaction of objectives as the Board may, in its discretion, determine at the time an Award is granted.

(c) Vesting - All Restricted Share Units will vest and become payable by the issuance of Shares at the end of the Restriction Period if all applicable restrictions have lapsed, as such restrictions may be specified in the Award Agreement. No Restricted Share Units may vest before the date that is one year following the date of the Award.

(d) Change of Control - If the Award Agreement so provides, in the event of a Change of Control and the Participant ceases to be an Eligible Person, all restrictions upon any Restricted Share Units shall lapse immediately and all such Restricted Share Units shall become fully vested in the Participant and will accrue to the Participant in accordance with Section 5.2(h) hereof.

(e) Death - Other than as may be set forth in the applicable Award Agreement, upon the death of a Participant, any Restricted Share Units granted to such Participant which, prior to the Participant's death, have not vested, will be immediately and automatically forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any Restricted Share Units granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant's estate in accordance with Section 5.2(h) hereof.

(f) Termination of a Participant's Relationship with the Company

(i) Where a Participant's relationship with the Company is terminated by the Company or a Subsidiary for cause, all Restricted Share Units granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

(ii) Where a Participant's relationship with the Company terminates by reason of termination by the Company or a Subsidiary without cause, by voluntary termination, voluntary resignation or due to Retirement by the Participant, all Restricted Share Units granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any Restricted Share Units granted to such Participant which, prior to the Participant's termination without cause, voluntary termination, voluntary resignation or Retirement, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 5.2(h) hereof, provided such period does not exceed 12 months after the Termination Date.

(iii) Upon termination of a Participant's relationship with the Company or a Subsidiary such that the Participant no longer qualifies as an Eligible Person, the Participant's eligibility to receive further grants of Awards of Restricted Share Units under this Plan shall cease as of the Termination Date.

(g) Disability - Where a Participant becomes afflicted by a Disability, all Restricted Share Units granted to the Participant under this Plan will continue to vest in accordance with the terms of such Restricted Share Units; provided, however, that no Restricted Share Units may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to Disability such that the Participant ceases to be an Eligible Person, all Restricted Share Units granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any Restricted Share Units granted to such Participant which, prior to the Participant's termination due to Disability, had vested pursuant to terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 5.2(h) hereof, provided such period does not exceed 12 months after the Termination Date.

(h) Payment of Award - As soon as practicable after each Vesting Date of an Award of Restricted Share Units, the Company shall, at the sole discretion of the Board, either:

(i) issue to the Participant, or if Section 5.2(e) applies, within one year of the death of the Participant to the Participant's estate, from treasury the number of Shares equal to the number of Restricted Share Units credited to the Participant's Account that have vested and become payable on the Vesting Date; or

(ii) make a cash payment in an amount equal to the Market Unit Price on the next Trading Day after the Vesting Date of the Restricted Share Units credited to a Participant's Account that have vested and become payable, net of applicable withholdings.

As of the Vesting Date, the Restricted Share Units in respect of which such Shares are issued or cash payment made shall be cancelled and no further payments shall be made to the Participant under this Plan in relation to such Restricted Share Units.

5.3 Performance Share Units

(a) Eligibility and Participation - Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of Performance Share Units to Eligible Persons that do not perform Investor Relations Activities. Performance Share Units granted to a Participant shall be credited, as of the Grant Date, to the Participant's Account. The number of Performance Share Units to be credited to each Participant shall be determined by the Board, in its sole discretion, in accordance with this Plan. Each Performance Share Unit shall, contingent upon the attainment of the Performance Criteria within the Performance Cycle, represent one (1) Share. The number of Performance Share Units granted pursuant to an Award, the Performance Criteria which must be satisfied in order for the Performance Share Units to vest and the Performance Cycle in respect of such Performance Share Units shall be specified in the applicable Award Agreement. No Performance Share Units may vest before the date that is one year following the date of the Award.

(b) Performance Criteria - The Board will select, settle and determine the Performance Criteria (including without limitation the attainment thereof), for purposes of the vesting of the Performance Share Units, in its sole discretion. An Award Agreement may provide the Board with the right, during a Performance Cycle or after it has ended, to revise the Performance Criteria and the Award amounts if unforeseen events (including, without limitation, changes in capitalization, an equity restructuring, an acquisition or a divestiture) occur which have a substantial effect on the financial results and which in the sole judgment of the Board make the application of the Performance Criteria unfair unless a revision is made. Notices will be provided by the Company to applicable regulatory authorities or stock exchanges as may be required with respect to the foregoing.

(c) Vesting - All Performance Share Units will vest and become payable to the extent that the Performance Criteria set forth in the Award Agreement are satisfied in the Performance Cycle, the determination of which satisfaction shall be made by the Board on the Determination Date. No Performance Share Units may vest before the date that is one year following the date of the Award.

(d) Change of Control - If the Award Agreement so provides, in the event of a Change of Control and the Participant ceases to be an Eligible Person, all Performance Share Units granted to a Participant shall become fully vested in such Participant (without regard to the attainment of any Performance Criteria) and shall become payable to the Participant in accordance with Section 5.3(h) hereof.

(e) Death - Other than as may be set forth in the applicable Award Agreement and below, upon the death of a Participant, all Performance Share Units granted to the Participant which, prior to the Participant's death, have not vested, will immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant's Performance Share Units that will vest based on the extent to which the applicable Performance Criteria set forth in the Award Agreement have been satisfied in that portion of the Performance Cycle that has lapsed. The Performance Share Units that the Board determines to have vested shall become payable in accordance with Section 5.3(h) hereof.

(f) Termination of a Participant's Relationship with the Company

(i) Where a Participant's relationship with the Company is terminated by the Company or a Subsidiary for cause, all Performance Share Units granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

(ii) Where a Participant's relationship with the Company terminates by reason of termination by the Company or a Subsidiary without cause, by voluntary termination, voluntary resignation or due to Retirement by the Participant, all Performance Share Units granted to the Participant which have not vested will, unless the Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant's Performance Share Units that will vest based on the extent to which the applicable Performance Criteria set forth in the Award Agreement have been satisfied in that portion of the Performance Cycle that has lapsed. The Performance Share Units that the Board determines to have vested shall become payable in accordance with Section 5.3(h) hereof, provided such period does not exceed 12 months after the Termination Date.

(iii) Upon termination of a Participant's relationship with the Company or a Subsidiary such that the Participant no longer qualifies as an Eligible Person, the Participant's eligibility to receive further grants of Awards of Performance Share Units under this Plan shall cease as of the Termination Date.

(g) Disability - Where a Participant becomes afflicted by a Disability, all Performance Share Units granted to the Participant under this Plan will continue to vest in accordance with the terms of such Performance Share Units; provided, however, that no Performance Share Units may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to Disability such that the Participant ceases to be an Eligible Person, all Performance Share Units granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, that the Board may determine, in its sole discretion, the number of the Participant's Performance Share Units that will vest based on the extent to which the applicable Performance Criteria set forth in the Award Agreement have been satisfied in that portion of the Performance Cycle that has lapsed. The Performance Share Units that the Board determines to have vested shall become payable in accordance with Section 5.3(h) hereof, provided such period does not exceed 12 months after the Termination Date.

(h) Payment of Award - Payment to Participants in respect of vested Performance Share Units shall be made after the Determination Date for the applicable Award and in any case within ninety-five (95) days after the last day of the Performance Cycle to which such Award relates. The Company shall, at the sole discretion of the Board, either:

(i) issue to the Participant or if Section 5.3(e) applies, within one year of the death of the Participant to the Participant's estate, the number of Shares equal to the number of Performance Share Units credited to the Participant's Account that have vested on the Determination Date; or

(ii) make a cash payment in an amount equal to the Market Unit Price on the next Trading Day after the Determination Date of the Performance Share Units credited to a Participant's Account that have vested, net of applicable withholdings.

As of the Vesting Date, the Performance Share Units in respect of which such Shares are issued or cash payment made shall be cancelled and no further payments shall be made to the Participant under this Plan in relation to such Performance Share Units.

5.4 Deferred Share Units

(a) Eligibility and Participation - Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of Deferred Share Units to Directors that do not perform Investor Relations Activities in lieu of Fees or to other Eligible Persons that do not perform Investor Relations Activities as compensation for employment or consulting services. Deferred Share Units granted to a Participant in accordance with Section 5.4 hereof shall be credited, as of the Grant Date, to the Participant's Account. The number of Deferred Share Units to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with this Plan. The number of Deferred Share Units shall be specified in the applicable Award Agreement.

(b) Election - Each Director may elect to receive any or all of his or her Fees in Deferred Share Units under this Plan. Elections by Directors regarding the amount of their Fees that they wish to receive in Deferred Share Units shall be made no later than 90 days after this Plan is adopted by the Board, and thereafter no later than December 31 of any given year with respect to Fees for the following year. Any Director who becomes a Director during a calendar year and wishes to receive an amount of his or her Fees for the remainder of that year in Deferred Share Units must make his or her election within 60 days of becoming a Director.

(c) Calculation of Deferred Share Units Granted in Lieu of Fees - The number of Deferred Share Units to be credited to a Participant's Account where the Participant is a Director who has elected to receive Deferred Share Units in lieu of Fees shall be calculated by dividing the amount of Fees selected by a Director in the applicable Election Form by the Market Unit Price on the Grant Date (or such other price as required under Exchange policies) which shall be the 10th business day following each financial quarter end. If, as a result of the foregoing calculation, a Participant that is a Director shall become entitled to a fractional Deferred Share Unit, the Participant shall only be credited with a full number of Deferred Share Units (rounded down) and no payment or other adjustment will be made with respect to the fractional Deferred Share Unit.

(d) Vesting - No Deferred Share Units may vest before the date that is one year following the date of the Award.

(e) Payment of Award - Each Participant shall be entitled to receive, after the effective date that the Participant ceases to be an Eligible Person for any reason, on a day designated by the Participant and communicated to the Company by the Participant in writing at least 15 days prior to the designated day (or such earlier date after the Participant ceases to be an Eligible Person as the Participant and the Company may agree, which date shall be no later than one year after the date upon which the Participant ceases to be an Eligible Person) and if no such notice is given, then on the first anniversary of the effective date that the Participant ceases to be an Eligible Person, at the sole discretion of the Board, either:

(i) that number of Shares equal to the number of vested Deferred Share Units credited to the Participant's Account, such Shares to be issued from treasury of the Company (provided that such issuance will not result in the number specified in Section 4.1(b) being exceeded); or

(ii) a cash payment in an amount equal to the Market Unit Price on the next Trading Day after the Participant ceases to be an Eligible Person of the vested Deferred Share Units credited to a Participant's Account, net of applicable withholdings.

(f) Exception - In the event that the value of a Deferred Share Unit would be determined with reference to a period commencing at a fiscal quarter-end of the Company and ending prior to the public disclosure of interim financial statements for the quarter (or annual financial statements in the case of the fourth quarter), the cash payment of the value of the Deferred Share Units will be made to the Participant with reference to the five (5) Trading Days immediately following the public disclosure of the interim financial statements for that quarter (or annual financial statements in the case of the fourth quarter).

(g) Death - Upon death of a Participant holding Deferred Share Units that have vested, the Participant's estate shall be entitled to receive, within 120 days after the Participant's death and at the sole discretion of the Board, a cash payment or Shares that would have otherwise been payable in accordance with Section 5.4(e) hereof to the Participant upon such Participant ceasing to be an Eligible Person.

5.5 General Terms Applicable to Awards

(a) Forfeiture Events - The Board will specify in an Award Agreement at the time of the Award that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of a relationship for cause, violation of material Company policies, fraud, breach of non-competition, confidentiality or other restrictive covenants that may apply to the Participant or other conduct by the Participant that is detrimental to the business or reputation of the Company.

(b) Awards May be Granted Separately or Together - Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution for any other Award or any award granted under any other Security- Based Compensation Arrangement of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other Security-Based Compensation Arrangement of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c) Non-Transferability of Awards - No Award and no right under any such Award shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution and only then if permitted by the Policies of the Exchange. No Award and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company.

(d) Conditions and Restrictions Upon Securities Subject to Awards - The Board may provide that the Shares issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Board in its sole discretion may specify, including without limitation, conditions on vesting or transferability and forfeiture or repurchase provisions or provisions on payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation:

(i) restrictions under an insider trading policy or pursuant to applicable law;

(ii) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Security-Based Compensation Arrangements; and

(iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

(e) Blackout Periods - In the event that the date provided for expiration, redemption or settlement of an Award falls within a Blackout Period imposed by the Company pursuant to a trading policy as the result of the bona fide existence of undisclosed Material Information, the expiry date, redemption date or settlement date, as applicable, of the Award shall automatically be extended to the date that is ten (10) business days following the date of expiry of the Blackout Period. Notwithstanding the foregoing, there will be no extension of any Award if the Company (or the Participant) is subject to a cease trade order (or similar order under applicable law).

(f) Share Certificates - All Shares delivered under this Plan pursuant to any Award shall be subject to such stop transfer orders and other restrictions as the Board may deem advisable under this Plan or the rules, regulations, and other requirements of any securities commission, the Exchange, and any applicable securities legislation, regulations, rules, policies or orders, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g) Conformity to Plan - In the event that an Award is granted which does not conform in all particulars with the provisions of this Plan, or purports to grant an Award on terms different from those set out in this Plan, the Award shall not be in any way void or invalidated, but the Award shall be adjusted to become, in all respects, in conformity with this Plan.

(h) Deductions - Whenever cash is to be paid in respect of Deferred Share Units, Restricted Share Units or Performance Share Units, the Company shall have the right to deduct from all cash payments made to a Participant any taxes required by law to be withheld with respect to such payments. Whenever Shares are to be delivered in respect of Deferred Share Units, Restricted Share Units or Performance Share Units, the Company shall have the right to deduct from any other amounts payable to the Participant any taxes required by law to be withheld with respect to such delivery of Shares, or if any payment due to the Participant is not sufficient to satisfy the withholding obligation, to require the Participant to remit to the Company in cash an amount sufficient to satisfy any taxes required by law to be withheld. At the sole discretion of the Board, a Participant may be permitted to satisfy the foregoing requirement by, all in accordance with the Policies of the Exchange, delivering (on a form prescribed by the Company) an irrevocable direction to a securities broker approved by the Company to sell all or a portion of the Shares and deliver to the Company from the sales proceeds an amount sufficient to pay the required withholding taxes.

(i) Evergreen Plan - Shares that were the subject of any Award made under this Plan that has been settled in cash, or that has been cancelled, terminated, surrendered, forfeited or has expired without being exercised, and pursuant to which no securities have been issued, may continue to be issuable under this Plan.

5.6 General Terms Applicable to Performance-Based Awards

(a) Performance Evaluation; Adjustment of Goals - At the time that a Performance- Based Award is first issued, the Board, in the Award Agreement or in another written document, shall specify whether performance will be evaluated including or excluding the effect of any of the following events that occur during the Performance Cycle or Restriction Period, as the case may be:

(i) judgments entered or settlements reached in litigation;

(ii) the write-down of assets;

(iii) the impact of any reorganization or restructuring;

(iv) the impact of changes in tax laws, accounting principles, regulatory actions or other laws affecting reported results;

(v) extraordinary non-recurring items as may be described in the Company's management's discussion and analysis of financial condition and results of operations for the applicable financial year;

(vi) the impact of any mergers, acquisitions, spin-offs or other divestitures; and

(vii) foreign exchange gains and losses.

(b) Adjustment of Performance-Based Awards - The Board shall have the sole discretion to adjust the determinations of the degree of attainment of the pre-established Performance Criteria or restrictions, as the case may be, as may be set out in the applicable Award Agreement governing the relevant Performance- Based Award. Notwithstanding any provision herein to the contrary, the Board may not make any adjustment or take any other action with respect to any Performance-Based Award that will increase the amount payable under any such Award. The Board shall retain the sole discretion to adjust Performance-Based Awards downward or to otherwise reduce the amount payable with respect to any Performance-Based Award.

SECTION 6
AMENDMENT AND TERMINATION

6.1 Amendments and Termination of this Plan

The Board may at any time or from time to time, in its sole and absolute discretion and without the approval of shareholders of the Company, amend, suspend, terminate or discontinue this Plan and may amend the terms and conditions of any Awards granted hereunder, subject to:

(a) any required disinterested shareholder approval to (i) reduce the exercise price of an Award issued to an Insider or (ii) to extend the term of an Option granted to an Insider, in either event in accordance with the policies of the Exchange while the Shares are listed on the Exchange;

(b) any required approval of any applicable regulatory authority or the Exchange; and

(c) any approval of shareholders of the Company as required by the rules of the Exchange or applicable law, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

(i) amendments of a "housekeeping nature"; and

(ii) amendments for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan.

If this Plan is terminated, prior Awards shall remain outstanding and in effect in accordance with their applicable terms and conditions.

6.2 Amendments to Awards

The Board may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue, or terminate, any Awards theretofore granted, prospectively or retroactively. No such amendment or alteration shall be made which would impair the rights of any Participant, without such Participant's consent, under any Award theretofore granted, provided that no such consent shall be required with respect to any amendment or alteration if the Board determines in its sole discretion that such amendment or alteration either:

(a) is required or advisable in order for the Company, this Plan or the Award to satisfy or conform to any law or regulation or to meet the requirements of Policy of the Exchange or any accounting standard; or

(b) is not reasonably likely to significantly diminish the benefits provided under such Award.

SECTION 7
GENERAL PROVISIONS

7.1 No Rights to Awards

No Person shall have any claim to be granted any Award under this Plan, or, having been selected to receive an Award under this Plan, to be selected to receive a future Award. There is no obligation for uniformity of treatment of Eligible Persons or Participants or beneficiaries of Awards under this Plan. The terms and conditions of Awards need not be the same with respect to each Participant. The Company and each Eligible Person qualifying for an Award are and shall be responsible for ensuring and confirming that each recipient of an Award is a bona fide Eligible Person that qualifies to receive the applicable Award.

7.2 Withholding

The Company shall be authorized to withhold any payment due under any Award or under this Plan until the Participant has paid or made arrangements for the payment of the amount of any withholding taxes due in respect of an Award, its exercise, or any payment under such Award or under this Plan.

7.3 No Limit on Other Security-Based Compensation Arrangements

Nothing contained in this Plan shall prevent the Company or a Subsidiary from adopting or continuing in effect other Security-Based Compensation Arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

7.4 No Right to Employment

The grant of an Award shall neither constitute an employment contract nor be construed as giving a Participant the right to be retained in the employ of the Company, or to any other relationship with the Company. Further, the Company may at any time dismiss a Participant, free from any liability, or any claim under this Plan, unless otherwise expressly provided in this Plan or in an applicable Award Agreement.

7.5 No Right as Shareholder

Neither the Participant nor any representatives of a Participant's estate shall have any rights whatsoever as shareholders in respect of any Shares covered by such Participant's Options, RSUs, PSUs and/or DSUs until the date of issuance of a share certificate to such Participant or representatives of a Participant's estate for such Shares.

7.6 Governing Law

This Plan and all of the rights and obligations arising hereunder shall be interpreted and applied in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

7.7 Severability

If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify this Plan or any Award under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Board, materially altering the intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of this Plan and any such Award shall remain in full force and effect.

7.8 No Trust or Fund Created

Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured creditor of the Company.

7.9 No Fractional Shares

No fractional Shares shall be issued or delivered pursuant to this Plan or any Award, and the Board shall determine whether cash, or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

7.10 Headings

Headings are given to the Sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

7.11 No Representation or Warranty

The Company makes no representation or warranty as to the value of any Award granted pursuant to this Plan or as to the future value of any Shares issued pursuant to any Award.

7.12 No Representations or Covenant with Respect to Tax Qualification

Although the Company may, in its discretion, endeavor to (i) qualify an Award for favourable Canadian tax treatment or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under this Plan.

7.13 Conflict with Award Agreement

In the event of any inconsistency or conflict between the Policies of the Exchange, this Plan and an Award Agreement, the Policies of the Exchange shall govern for all purposes. In the event of any inconsistency or conflict between the provisions of this Plan and an Award Agreement, the provisions of this Plan shall govern for all purposes.

7.14 Compliance with Laws

The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, as well as the Policies of the Exchange as in effect from time-to-time, and to such approvals by any governmental agencies or stock exchanges on which the Company is listed as may be required. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under this Plan prior to:

(a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b) completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective.

The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

SECTION 8
EFFECTIVE DATE OF THIS PLAN

8.1 Effective Date

This Plan shall become effective upon the date (the "Effective Date") of approval by the Board.

SECTION 9
TERM OF THIS PLAN

9.1 Term

This Plan shall terminate automatically 10 years after the Effective Date and may be terminated on any earlier date as provided in Section 6 hereof.

SCHEDULE "C"

2023 EQUITY INCENTIVE PLAN

[See attached]

GREENPOWER MOTOR COMPANY INC.

(the "Company")

2023 EQUITY INCENTIVE PLAN

1. Purpose

1.1 Purpose. The purpose of this 2023 Equity Incentive Plan (this "Plan") is to: (a) enable the Company and any Affiliate to attract and retain the types of Employees, Consultants, Directors and such other Persons as the Committee may select who will contribute to the Company's long range success; (b) provide incentives that align the interests of Employees, Consultants, Directors and such other Persons as the Committee may select with those of the Shareholders; and (c) promote the success of the Company's business.

2. Eligibility

2.1 Eligible Award Recipients. The Persons eligible to receive Awards are, subject to any Applicable Laws, (a) the Employees, Consultants and Directors of the Company and its Affiliates, (b) such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors after the receipt of Awards and (c) such other Persons as the Committee may select.

2.2 While the Common Stock is listed on the TSXV, a Participant must be a Director, Employee or Consultant (as defined by the policies of the TSXV) of the Company or a subsidiary of the Company at the time of grant of the Awards, except as otherwise provided by the policies of the TSXV and, for Awards granted to Employees, Consultants or Management Company Employees (as defined by the policies of the TSXV), the Company and the Participant will ensure that the Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

2.3 While the Common Stock is listed on the TSXV, except in relation to Consultant Companies (as defined by the policies of the TSXV), the Awards may be granted only to an individual or to a company that is wholly owned by individual eligible for a grant of an Award.

3. Definitions

3.1 For the purposes of this Plan, the following terms shall have the following meanings, unless the context indicates otherwise:

"Affiliate" means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by, or is under common control with, the Company.

"Applicable Laws" means the requirements related to, or implicated by, the administration of this Plan under applicable corporate laws, United States federal and state and Canadian securities laws, the Code, the rules or policies of any stock exchange or quotation system on which the Common Stock is then listed or quoted, and the applicable laws of any foreign country or jurisdiction where Awards are granted.

"Award" means any right granted to a Participant under this Plan, which may include the grant of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Awards or Other Equity-Based Awards.

"Award Agreement" means a written agreement, contract, certificate or other document evidencing the terms and conditions of an individual Award granted under this Plan, which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of this Plan.

"Beneficial Owner" has the meaning ascribed thereto in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that, in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time.

"Board" means the board of directors of the Company, as constituted at an applicable time.

"Cause" means:

(a) with respect to any Employee or Consultant:

(i) if the Employee or Consultant is a party to an employment or service agreement with the Company or any Affiliate and such agreement provides for a definition of "cause" or other similar term, the definition contained therein, or

(ii) if no such agreement exists, or if such agreement does not define "cause" or other similar term: (A) the commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate, (B) conduct that results in, or is reasonably likely to result in, harm to the reputation or business of the Company or any Affiliate, (C) gross negligence or willful misconduct with respect to the Company or an Affiliate, or (D) material violation of any applicable securities laws;

(b) with respect to any Director, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following:

(i) malfeasance in office with respect to the Company or an Affiliate,

(ii) gross misconduct or neglect with respect to the Company or an Affiliate,

(iii) any false or fraudulent misrepresentation that has induced the Company or any Shareholder to elect or appoint the Director,

(iv) wilful conversion of funds of the Company or an Affiliate, or

(v) repeated failure to participate in Board meetings on a regular basis, despite having received proper notice of the meetings in advance.

The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

"Change in Control" means:

(a) the direct or indirect sale, transfer, conveyance or other disposition (other than in a transaction contemplated by subsection (e)), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries, taken as a whole, to any Person that is not an Affiliate;

(b) the Incumbent Directors ceasing for any reason to constitute at least a majority of the Board;

(c) the date which is 10 business days prior to the consummation of a complete liquidation or dissolution of the Company;

(d) the acquisition by any Person of Beneficial Ownership of 50% or more (on a fully diluted basis) of either (i) the then outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock (the "Outstanding Common Stock"); or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Voting Securities"); provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company or any Affiliate, (B) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate, (C) any acquisition which complies with clauses (i), (ii) and (iii) of subsection (e) of this definition, or (D) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant); or

(e) the consummation of a reorganization, merger, consolidation, statutory share exchange, business combination or similar form of corporate transaction involving the Company that requires the approval of the Shareholders, whether for such transaction or the issuance of securities in connection with such transaction (in any case, a "Business Combination"), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the entity resulting from such Business Combination (the "Surviving Company"), or (B) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the "Parent Company"), is represented by the Outstanding Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Outstanding Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Voting Securities among the holders thereof immediately prior to the Business Combination; (ii) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the Beneficial Owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, if there is no Parent Company, the Surviving Company); and (iii) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination.

"Code" means the Internal Revenue Code, as it may be amended from time to time, and any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

"Committee" means the Board or a committee of the Board appointed by the Board to administer this Plan in accordance with Section 4.3 and Section 4.4.

"Common Stock" means the common shares of the Company or such other securities of the Company as may be designated by the Committee from time to time in substitution thereof.

"Company" means GreenPower Motor Company Inc., a company incorporated under the Business Corporations Act (British Columbia), and any of its successors or assigns.

"Consultant" means any individual who performs bona fide services to the Company or an Affiliate, other than as an Employee or Director.

"Continuous Service" means that a Participant's service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. A Participant's Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which such Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director, or a change in the entity for which such Participant renders such service, provided that there is no interruption or termination of such Participant's Continuous Service; and provided further that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to a Director of an Affiliate will not constitute an interruption of Continuous Service. The Committee, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence.

"Covered Employee" has the same meaning as set forth in Section 162(m)(3) of the Code, as interpreted by the Internal Revenue Service.

"Deferred Stock Units (DSUs)" has the meaning set forth in Section 8.2(b).

"Director" means a member of the Board or of the board of directors of any Affiliate.

"Disability" means, unless the applicable Award Agreement says otherwise, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, that for the purposes of determining the term of an Incentive Stock Option pursuant to Section 7.1(i), "Disability" shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether a Participant has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining whether a Participant has a Disability for purposes of the term of an Incentive Stock Option pursuant to Section 7.1(i) hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a

Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

"Disqualifying Disposition" has the meaning set forth in Section 15.11.

"Effective Date" shall mean the date as of which this Plan is adopted by the Board.

"Employee" means any individual, including any Officer or Director, employed by the Company or an Affiliate; provided, that, for the purposes of determining eligibility to receive Incentive Stock Options, "Employee" shall mean an employee of the Company or an Affiliate within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director's fee to a Participant by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or such Affiliate.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Fair Market Value" means, as of any date: (a) if the Shares are listed or quoted on any established stock exchange or public market, including the New York Stock Exchange, the Nasdaq Stock Market, the OTCQB, the OTCQX, the TSX Venture Exchange or the Canadian Securities Exchange, the closing price per Share (or if no sales were reported the closing price on the date immediately preceding such date) as quoted on such exchange or public market on the day of determination, as reported in such source as the Committee deems reliable, multiplied by the number of Shares underlying the applicable Award; or (b) if the Shares are not listed or quoted on any established stock exchange or public market, such value as is determined in good faith by the Committee in its sole discretion, which determination shall be conclusive and binding on all Persons.

"Free Standing Rights" has the meaning set forth in Section 8.1(a).

"Good Reason" means, unless the applicable Award Agreement states otherwise:

(a) if an Employee or Consultant is a party to an employment or service agreement with the Company or an Affiliate and such agreement provides for a definition of "good reason" or other similar term, the definition contained therein; or

(b) if no such agreement exists or if such agreement does not define "good reason", the occurrence of one or more of the following without the Participant's express written consent, if such circumstances are not remedied by the Company within 30 days of its receipt of a written notice from the Participant describing the applicable circumstances (which notice must be provided by the Participant within 90 days of the Participant's knowledge of the applicable circumstances): (i) any material, adverse change in the Participant's duties, responsibilities, authority, title, status or reporting structure, (ii) a material reduction in the Participant's base salary or bonus opportunity, or (iii) a geographical relocation of the Participant's principal office location by more than 50 miles.

"Grant Date" means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award that specifies the key terms and conditions of the Award or, if a later date of grant for the Award is set forth in such resolution, then such date as is set forth in such resolution.

"Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

"Incumbent Directors" means individuals who, on the Effective Date, constitute the Board, provided that any individual becoming a Director subsequent to the Effective Date whose election or nomination for election to the Board was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for Director without objection to such nomination) shall be deemed to be an Incumbent Director. No individual initially elected or nominated as a Director as a result of an actual or threatened election contest with respect to the Incumbent Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any Person other than the Incumbent Directors shall be an Incumbent Director.

"Insider" has the meaning attributed to it in the Securities Act (British Columbia), as amended, from time to time;

"Investor Relations Activities" shall have the meaning ascribed thereto in the rules and policies of the TSXV;

"Non-Employee Director" means a Director who is a "non-employee director" within the meaning of Rule 16b-3.

"Non-Option Award" means any Award other than an Option.

"Non-Qualified Stock Option" means an Option that by its terms does not qualify as, or is not intended to qualify as, an Incentive Stock Option.

"Officer" means a Person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

"Option" means an Incentive Stock Option or a Non-Qualified Stock Option granted pursuant to this Plan.

"Option Exercise Price" means the price at which a Share may be purchased upon the exercise of an Option.

"Optionholder" means a Person to whom an Option is granted pursuant to this Plan or, if applicable, such other Person who holds an outstanding Option.

"Other Equity-Based Award" means an Award that is not an Option, Stock Appreciation Right, Restricted Award that is granted under Section 8.3 and is payable by delivery of Common Stock and/or which is measured by reference to the value of Common Stock.

"Outside Director" means a Director who is an "outside director" within the meaning of Section 162(m) of the Code and Treasury Regulations Section 1.162-27(e)(3) or any successor to such statute and regulation.

"Participant" means an eligible Person to whom an Award is granted pursuant to this Plan or, if applicable, such other Person who holds an outstanding Award.

"Permitted Transferee" means:

(a) a member of an Optionholder's immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any Person sharing the Optionholder's household (other than a tenant or employee), a trust in which any of the foregoing Persons have more than 50% of the beneficial interest, a foundation in which any of the foregoing Persons (or the Optionholder) control the management of assets, or any other entity in which any of the foregoing Persons (or the Optionholder) own more than 50% of the voting interests;

(b) any Person designated by the Committee in connection with a program established and approved by the Committee pursuant to which Participants may receive a cash payment or other consideration in consideration for the transfer of a Non-Qualified Stock Option; and

(c) such other transferees as may be permitted by the Committee in its sole discretion.

"Person" is to be construed broadly and includes an individual, corporation, trust, partnership, governmental authority, or any administrator or executor of any of the foregoing.

"Plan" means this 2023 Equity Incentive Plan, as amended and/or amended and restated from time to time.

"Related Rights" has the meaning set forth in Section 8.1(a).

"Restricted Award" means any Award granted pursuant to Section 8.2(a).

"Restricted Period" has the meaning set forth in Section 8.2(a).

"Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

"Securities Act" means the United States Securities Act of 1933, as amended.

"Security-Based Compensation Arrangement" shall have the meaning ascribed thereto in the rules and policies of the TSXV, or in the event that such term is not defined in the rules and policies of the TSXV, shall mean a stock option plan, including this Plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, officers, Insiders, service providers or Consultants of the Company or a subsidiary of the Company;

"Share" means a share of Common Stock. "Shareholder" means a holder of Shares.

"Stock Appreciation Right" means the right, pursuant to an Award granted under Section 8.1, to receive, upon exercise, an amount payable in cash or Shares equal to the number of Shares subject to the Stock Appreciation Right that is being exercised multiplied by the excess of: (a) the Fair Market Value of one Share on the date the Award is exercised, over (b) the exercise price specified in the Stock Appreciation Right Award Agreement.

"Stock for Stock Exchange" has the meaning set forth in Section 7.1(c).

"Ten Percent Shareholder" means a Person who owns (or is deemed to own pursuant to Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

"TSXV" means the TSX Venture Exchange.

4. Administration

4.1 Authority of Committee. This Plan shall be administered initially by the Committee. Subject to the terms of this Plan, the Committee's charter and Applicable Laws, and in addition to other express powers and authorization conferred by this Plan, the Committee shall have the authority:

(a) to construe and interpret this Plan and apply its provisions;

(b) to promulgate, amend, and rescind rules and regulations relating to the administration of this Plan;

(c) to authorize any Person to execute, on behalf of the Company, any instrument required to carry out the purposes of this Plan;

(d) to delegate its authority to one or more Officers with respect to Awards that do not involve Covered Employees or "insiders" within the meaning of Section 16 of the Exchange Act;

(e) to determine when Awards are to be granted and the applicable Grant Date;

(f) from time to time to select, subject to the limitations set forth in this Plan, those Participants to whom Awards shall be granted;

(g) to determine the number of Shares to be made subject to each Award;

(h) to determine whether each Option is to be an Incentive Stock Option or a Non- qualified Stock Option;

(i) to prescribe the terms and conditions of each Award, including the exercise price, medium of payment and vesting provisions, and to specify the provisions of the Award Agreement with respect thereto;

(j) to amend the terms of any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that if any such amendment impairs a Participant's rights or increases a Participant's obligations under an Award, or creates or increases a Participant's federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant's consent;

(k) to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of this Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company's employment policies;

(l) to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(m) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in this Plan and any instrument or agreement relating to, or Award granted under, this Plan; and

(n) to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of this Plan.

The Committee also may modify the purchase price or the exercise price of any outstanding Award, provided that Shareholder approval shall be required before the repricing is effective if such Shareholder approval is necessary to satisfy any Applicable Laws.

4.2 Committee Decisions Final. All decisions made by the Committee pursuant to the provisions of this Plan shall be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

4.3 Delegation. The Committee may delegate administration of the Plan to a committee or committees of one or more Directors, and the term "Committee" shall apply to any Person(s) to whom such authority has been delegated. The Board shall have the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Committee shall thereafter be to the committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members, and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by this Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

4.4 Committee Composition. If the Board establishes a committee to administer the Plan, except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors who are also Outside Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3 and/or Section 162(m) of the Code. However, if the Board intends to satisfy such exemption requirements, with respect to Awards to any Covered Employee and with respect to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors who are also Outside Directors. Within the scope of such authority, the Board or the Committee may: (a) delegate to a committee of one or more members of the Board who are not Outside Directors the authority to grant Awards to eligible Persons who are either: (i) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award, or (ii) not Persons with respect to whom the Company wishes to comply with Section 162(m) of the Code; or (b) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible Persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors who are also Outside Directors.

4.5 Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that the Committee did not act in good faith and in a manner which such Person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within 60 days after institution of any such action, suit or proceeding, the Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

5. Shares Subject to this Plan

5.1 Number of Shares Authorized. Subject to adjustment in accordance with Section 12, the aggregate number of Shares issuable under this Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,467,595. For so long as any Awards are outstanding, the Company shall keep available at all times such number of Shares as would be issuable on the due exercise of all of such Awards.

5.2 Limitations on Shares Available for Issuance. While the Common Stock is listed on the TSXV:

(a) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to any Participant under this Plan, within any 12 month period, together with Shares reserved for issuance to such Participant (and to Persons wholly-owned by that Participant) under all of the Company's other Security-Based Compensation Arrangements, shall not exceed 5% percent of the issued and outstanding Shares (calculated as at the date of any grant);

(b) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to Insiders under this Plan, within any 12 month period, together with Shares reserved for issuance to Insiders under all of the Company's other Security-Based Compensation Arrangements, shall not exceed 10% percent of the issued and outstanding Shares (calculated as at the date of any grant);

(c) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to Insiders under this Plan, at any point in time, together with Shares reserved for issuance to Insiders under all of the Company's other Security-Based Compensation Arrangements, shall not exceed 10% percent of the issued and outstanding Shares; and

(d) the maximum aggregate number of Shares issuable to any one Consultant, within any 12 month period, together with Shares issuable to such Consultant under all of the Company's other Security-Based Compensation Arrangements, shall not exceed 2% percent of the issued and outstanding Shares (calculated as at the date of any grant); and

(e) the maximum aggregate number of Shares issuable pursuant to grants of Options to all Investor Relation Service Providers performing Investor Relations Activities, within any 12 month period, shall not in aggregate exceed 2% percent of the issued and outstanding Shares (calculated as at the date of any grant). For the avoidance of doubt, Persons performing Investor Relations Activities are only eligible to receive Options under this Plan; they are not eligible to receive any Non-Option Award or other type of securities based compensation under this Plan.

5.3 Nature of Shares. Shares available for distribution under this Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

5.4 Effect of Cancellation or Forfeiture of Award. Any Shares underlying an Award that is canceled, forfeited or expires prior to exercise or realization, either in full or in part, shall become available for issuance under this Plan.

6. Option Eligibility

6.1 Eligibility for Incentive Stock Options. Incentive Stock Options may be granted only to Employees.

6.2 Ten Percent Shareholders. A Ten Percent Shareholder shall not be granted an Incentive Stock Option unless the Option Exercise Price is at least 110% of the Fair Market Value at the Grant Date and the Incentive Stock Option is not exercisable after the expiration of five years from the Grant Date.

7. Option Provisions

7.1 Each Option shall be evidenced by an Award Agreement, and shall be subject to the conditions set forth in this Section 7 and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options shall be separately designated Incentive Stock Options or Non-Qualified Stock Options at the time of grant, and, if certificates are issued, separate certificates will be issued for Shares purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other Person if an Option designated as an Incentive Stock Option fails to qualify as such at any time, or if an Option is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The terms of separate Options need not be identical, but each Award Agreement shall include (through incorporation by reference of provisions of this Plan in the Award Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 6.2 regarding Ten Percent Shareholders: (i) no Option shall be exercisable after the expiration of 10 years from the Grant Date, and (ii) the term of an Option shall be determined by the Committee at the time of grant.

(b) Exercise Price of an Option. Subject to the provisions of Section 6.2 regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Stock Option shall be not less than 100% of the greater of (i) the Fair Market Value of the Shares underlying the Option on the Grant Date and (ii) the Fair Market Value of the Shares underlying the Option on the trading date immediately preceding the Grant Date. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Incentive Stock Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code. While the Common Stock is listed on the TSXV, the Option Exercise Price shall be determined by the Committee and the Option Exercise Price shall not be less than the price permitted by the TSXV or other regulatory body having jurisdiction and a minimum Option Exercise Price shall not be established unless the Options are allocated to particular persons and the Company shall not grant Options unless and until the Options have been allocated to a particular person or persons.

(c) Consideration. The Option Exercise Price shall be paid in cash, certified check or by wire transfer at the time the Option is exercised. Unless otherwise specifically provided in the Award Agreement, the exercise price of Shares acquired on exercise of an Option that is paid by delivery (or attestation) to the Company of other Shares acquired, directly or indirectly from the Company, shall be paid only by Shares that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period during which the Shares are publicly traded, an exercise by a Director or Officer that involves, or may involve, a direct or indirect extension of credit, or arrangement of an extension of credit, by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002, shall be prohibited with respect to any Award.

(d) Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of an Optionholder only by such Optionholder. Notwithstanding the foregoing, an Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate another Person who, in the event of the death of such Optionholder, shall thereafter be entitled to exercise such Optionholder's Incentive Stock Option in accordance with Section 7.1(j).

(e) Transferability of a Non-Qualified Stock Option. A Non-Qualified Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of an Optionholder only by such Optionholder. Notwithstanding the foregoing, an Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate another Person who, in the event of the death of such Optionholder, shall thereafter be entitled to exercise such Optionholder's Non-Qualified Stock Option.

(f) Vesting of Options. Each Option may, but need not, vest and become exercisable in periodic installments that may, but need not, be equal, and may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Committee may deem appropriate. The vesting provisions of individual Options may vary. No Option may be exercised for a fraction of a Share. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event. If the Committee does not specify a vesting schedule at the Grant Date, then Options granted to persons other than those conducting Investor Relations Activities shall vest fully on the Grant Date, and in any event in accordance with the policies of the TSXV. Options issued to Persons conducting Investor Relations Activities must vest (and shall not otherwise be exercisable) in stages over a minimum of 12 months such that:

(i) no more than 1/4 of the Options vest no sooner than three months after the Grant Date;

(ii) no more than another 1/4 of the Options vest no sooner than six months after the Grant Date;

(iii) no more than another 1/4 of the Options vest no sooner than nine months after the Grant Date; and

(iv) the remainder of the Options vest no sooner than 12 months after the Grant Date.

(g) Termination of Continuous Service. In the event an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), such Optionholder may exercise its Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of: (a) the date that is three months following the termination of such Optionholder's Continuous Service; or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if the termination of the Optionholder's Continuous Service is by the Company for Cause, all outstanding Options (whether or not vested) held by such Optionholder shall immediately terminate and cease to be exercisable. If, after termination, an Optionholder does not exercise its Option within the time specified in the Award Agreement, such Optionholder's Option shall terminate. While the Common Stock is listed on the TSXV, Options granted to Participants engaged in Investor Relations Activities on behalf of the Company expire 30 days after such Participants cease to perform such Investor Relations Activities for the Company. Any Option granted to any Optionholder who is a Director, Employee, Consultant or Management Company Employee must expire within 12 months following the date of the termination of such Optionholder's Continuous Service.

(h) Extension of Termination Date. An Award Agreement may provide that if the exercise of an Option following the termination of an Optionholder's Continuous Service for any reason would be prohibited at any time because the issuance ofShares in connection therewith would violate the registration requirements under the Securities Act or any other state or federal securities laws, or the rules of any securities exchange or interdealer quotation system, then such Option shall terminate on the earlier of: (a) the expiration of the term of the Option in accordance with Section 7.1(a); or (b) the expiration of a period after termination of the Optionholder's Continuous Service that is three months after the end of the period during which the exercise of such Optionholder's Option would be in violation of such registration or other securities law requirements.

(i) Disability of Optionholder. In the event that an Optionholder's Continuous Service terminates as a result of such Optionholder's Disability, such Optionholder may exercise its Option (to the extent that such Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of: (a) the date 12 months following such termination; or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, an Optionholder does not exercise its Option within the time specified herein or in the Award Agreement, such Optionholder's Option shall terminate.

(j) Death of Optionholder. In the event that an Optionholder's Continuous Service terminates as a result of such Optionholder's death, then such Optionholder's Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a Person who acquired the right to exercise the Option by bequest or inheritance or by a Person designated to exercise the Option upon the Optionholder's death, but only within the period ending on the earlier of: (a) the date that is 12 months following the date of death; or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after an Optionholder's death, such Optionholder's Option is not exercised within the time specified herein or in the Award Agreement, such Option shall terminate.

(k) Incentive Stock Option US$100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Shares underlying any Incentive Stock Options that are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds US$100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall not be void but rather be treated as Non-Qualified Stock Options.

8. Provisions of Non-Option Awards

8.1 Stock Appreciation Rights.

(a) General. Each Stock Appreciation Right shall be evidenced by an Award Agreement, and shall be subject to the conditions set forth in this Section 8.1 and to such other conditions not inconsistent with this Plan as may be determined by the Committee in its sole discretion and reflected in the applicable Award Agreement. A Stock Appreciation Right may be granted alone (a "Free Standing Right") or in tandem with an Option (a "Related Right").

(b) Grant Requirements. Any Related Right that relates to a Non-Qualified Stock Option may be granted at the same time such Non-Qualified Stock Option is granted or at any time thereafter, but before the exercise or expiration of the Non- Qualified Stock Option. Any Related Right that relates to an Incentive Stock Option must be granted at the same time the Incentive Stock Option is granted.

(c) Term of Stock Appreciation Rights. The term of a Stock Appreciation Right shall be determined by the Committee and set out in the Award Agreement; provided, however, that no Stock Appreciation Right shall be exercisable later than the tenth anniversary of the Grant Date.

(d) Vesting of Stock Appreciation Rights. Each Stock Appreciation Right may, but need not, vest and become exercisable in periodic installments that may, but need not, be equal, and may be subject to such other terms and conditions on the time or times when it may be exercised as the Committee may deem appropriate, provided that no Stock Appreciate Right can vest before the date that is one year following the date it is granted or issued. The vesting provisions of individual Stock Appreciation Rights may vary. No Stock Appreciation Right may be exercised for a fraction of a Share. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability of a Stock Appreciation Right in the terms of an applicable Award Agreement upon the occurrence of a specified event.

(e) Exercise and Payment. Upon exercise of a Stock Appreciation Right, the holder shall be entitled to receive from the Company an amount equal to: (i) the number of Shares subject to the Stock Appreciation Right that is being exercised multiplied by (ii) the excess of (A) the Fair Market Value of a Share on the date such Stock Appreciation Right is exercised, over (B) the exercise price specified in the Stock Appreciation Right. Payment with respect to the exercise of a Stock Appreciation Right shall be made on the date of exercise. Payment shall be made in the form of Shares (with or without restrictions as to substantial risk of forfeiture as determined by the Committee in its sole discretion), cash or a combination thereof, as determined by the Committee.

(f) Exercise Price. The exercise price of a Free Standing Right shall be determined by the Committee, but shall be not less than 100% of the greater of (i) the Fair Market Value of the Shares underlying the Free Standing Right on the Grant Date and (ii) the Fair Market Value of the Shares underlying the Free Standing Right on the trading date immediately preceding the Grant Date. A Related Right granted simultaneously with, or subsequent to, the grant of an Option and in conjunction therewith or in the alternative thereto, shall have the same exercise price as the related Option and shall be exercisable only to the same extent as the related Option; provided, however, that a Stock Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per Share subject to the Stock Appreciation Right and related Option exceeds the exercise price per Share thereof and no Stock Appreciation Rights may be granted in tandem with an Option unless the Committee determines that the requirements of Section 8.1(b) are satisfied.

(g) Cancellation of Related Option. Upon any exercise of a Related Right, the related Option shall be cancelled. Upon any exercise of any Option related to a Related Right, the Related Right shall be cancelled.

8.2 Restricted Awards.

(a) General. A Restricted Award is a hypothetical Share unit ("Restricted Stock Units") having a value equal to the Fair Market Value of an identical number of Shares, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the "Restricted Period") as the Committee shall determine. Each Restricted Award granted under this Plan shall be evidenced by an Award Agreement, and shall be subject to the conditions set forth in this Section 8.2 and to such other conditions not inconsistent with the Plan as may be determined by the Committee in its sole discretion and reflected in the applicable Award Agreement.

(b) Restricted Stock Units. The terms and conditions of a grant of Restricted Stock Units shall be reflected in an Award Agreement. No Shares shall be issued at the time a Restricted Stock Unit is granted, and the Company will not be required to set aside funds for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder. The Committee may also grant Restricted Stock Units with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement ("Deferred Stock Units"). At the discretion of the Committee, each Restricted Stock Unit or Deferred Stock Unit (representing one Share) may be credited with an amount equal to the cash, to the extent that the Company does not have sufficient stock available to satisfy the obligation in Shares, or where the issuance of Shares would result in the breach of the limits contained in this Plan, and stock dividends paid by the Company in respect of one Share ("Dividend Equivalents"). Dividend Equivalents shall be withheld by the Company and credited to the Participant's account, and interest may be credited on the amount of cash Dividend Equivalents credited to the Participant's account at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant's account and attributable to any particular Restricted Stock Unit or Deferred Stock Unit (and earnings thereon, if applicable) shall be distributed in cash, or, at the discretion of the Committee, in Shares having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Stock Unit or Deferred Stock Unit and, if such Restricted Stock Unit or Deferred Stock Unit is forfeited, the Participant shall have no right to such Dividend Equivalents.

(c) Restrictions

(i) Restricted Stock Units and Deferred Stock Units awarded to any Participant shall be subject to: (A) forfeiture until the expiration of the Restricted Period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Stock Units or Deferred Stock Units are forfeited, all rights of the Participant to such Restricted Stock Units or Deferred Stock Units shall terminate without further obligation on the part of the Company; and (B) such other terms and conditions as may be set forth in the applicable Award Agreement. All terms in the Award Agreement must be in compliance with TSXV policies and all applicable securities laws.

(ii) The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock Units and Deferred Stock Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Stock Units or Deferred Stock Units are granted, such action is appropriate.

(d) Restricted Period. With respect to Restricted Awards, the Restricted Period shall commence on the Grant Date and end at the time or times set forth on a schedule established by the Committee in the applicable Award Agreement.

(e) Settlement of Restricted Stock Units. Upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, or at the expiration of the deferral period with respect to any outstanding Deferred Stock Units, the Company shall deliver to the Participant, or its beneficiary, without charge, one Share for each such outstanding vested Restricted Stock Unit or Deferred Stock Unit, provided that no Restricted Stock Unit or Deferred Stock Unit can vest before the date that is one year following the date it is granted ("Vested Unit") and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 8.2(b) hereof and the interest thereon or, at the discretion of the Committee, in Shares having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Shares in lieu of delivering only Shares for Vested Units. If a cash payment is made in lieu of delivering Shares, the amount of such payment shall be equal to the Fair Market Value of the Shares as of the date on which the Restricted Period lapsed in the case of Restricted Stock Units, or the delivery date in the case of Deferred Stock Units, with respect to each Vested Unit.

8.3 Other Equity-Based Awards. The Committee may grant Other Equity-Based Awards, either alone or in tandem with other Awards, in such amounts and subject to such conditions as the Committee shall determine in its sole discretion. Each Other Equity-Based Award shall be evidenced by an Award Agreement and shall be subject to such conditions, not inconsistent with the Plan, as may be reflected in the applicable Award Agreement.

9. Compliance

9.1 Compliance with Applicable Laws. Each Award Agreement shall provide that no Shares shall be purchased or sold thereunder unless and until: (a) any then applicable requirements of Applicable Laws have been fully complied with to the satisfaction of the Company and its counsel; and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over this Plan such authority as may be required to grant Awards and to issue and sell Shares upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Shares issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any suchregulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Shares under this Plan, the Company shall be relieved from any liability for failure to issue and sell Shares upon exercise of such Awards unless and until such authority is obtained.

10. Use of Proceeds

10.1 Proceeds from the sale of Shares issued pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

11. Miscellaneous

11.1 Acceleration of Exercisability and Vesting. Subject to the rules and policies of the TSXV, the Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with this Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest and provided that no Award issued, other than Stock Options, may vest before the date that is one year following the date it is granted or issued.

11.2 Shareholder Rights. Except as provided in this Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Shares subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Share certificate is issued, except as provided in Section 12 hereof.

11.3 No Employment or Other Service Rights. Nothing in this Plan or any instrument executed or Award granted pursuant hereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate: (a) the employment of an Employee with or without notice and with or without Cause; or (b) the service of a Director pursuant to the by-laws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

11.4 Transfer; Approved Leave of Absence. For purposes of this Plan, no termination of employment by an Employee shall be deemed to result from either: (a) a transfer of the employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee's right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

11.5 Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Shares under an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold Shares from the Shares otherwise issuable to the Participant as a result of the exercise of, or acquisition of Shares under, the Award, provided, however, that no Shares are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered Shares.

12. Adjustments Upon Changes in Stock

12.1 Subject to prior approval of the TSXV, in the event of changes in the outstanding Shares or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under this Plan and any Award Agreements, the exercise price of Options and Stock Appreciation Rights, and the maximum number of Shares underlying all Awards stated in Section 5, will be equitably adjusted or substituted, as to the number, price or kind of a Share or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this Section 12, unless the Committee specifically determines that such adjustment is in the best interests of the Company or any Affiliate, the Committee shall, in the case of Incentive Stock Options, ensure that any adjustments under this Section 12 will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 424(h)(3) of the Code, and in the case of Non-qualified Stock Options, ensure that any adjustments under this Section 12 will not constitute a modification of such Non-qualified Stock Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 12 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. Further, with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code, any adjustments or substitutions will not cause the Company to be denied a tax deduction on account of Section 162(m) of the Code. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13. Effect of Change in Control

13.1 Unless otherwise provided in an Award Agreement, notwithstanding any provision of this Plan to the contrary, but subject to the rules and policies of the TSXV while the Common Stock is listed on the TSXV in the event of a Change in Control, all Options and Stock Appreciation Rights shall become immediately exercisable with respect to 100% of the Shares subject to such Options or Stock Appreciation Rights, and/or the Restricted Period shall expire immediately with respect to 100% of the Shares of Restricted Stock Unit. To the extent practicable, any actions taken by the Committee under this Section shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control with respect to the Shares underlying their Awards.

13.2 In addition, in the event of a Change in Control, the Committee may, in its discretion and upon at least 10 days' advance notice to the affected Persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other Shareholders in connection therewith. In the case of any Option or Stock Appreciation Right with an exercise price (or SAR Exercise Price in the case of a Stock Appreciation Right) that equals or exceeds the price paid for a Share in connection with the Change in Control, the Committee may cancel the Option or Stock Appreciation Right without the payment of consideration therefor.

13.3 The obligations of the Company under this Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

14. Amendment of Plan and Awards

14.1 Amendment of Plan. The Board at any time, and from time to time, may amend or terminate this Plan. However, except as provided in Section 12 relating to adjustments upon changes in Shares and Section 14.4, no amendment shall be effective unless approved by the Shareholders (to the extent Shareholder approval is necessary to satisfy any Applicable Laws). At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on Shareholder approval. Notwithstanding the foregoing and any other section of this Plan, the Board at any time, and from time to time, may amend this Plan as required by any stock exchange or quotation system on which the Common Stock is then listed or quoted.

14.2 Shareholder Approval. The Board may, in its sole discretion, submit any other amendment to this Plan for Shareholder approval, including, amendments to this Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers.

14.3 Disinterested Shareholder Approval

(a) In this section the following terms have the following meanings:

(i) "Disinterested Shareholder Approval" shall have the meaning as described in the TSXV Policies;

(ii) "Insider" means an insider as defined in the TSXV Policies; or as defined in securities legislation applicable to the Company; and

(iii) "TSXV Policies" means the rules and policies of the TSXV, as amended from time to time.

(b) If the Shares are listed on the TSXV, unless Disinterested Shareholder Approval is obtained, under no circumstances will this Plan, together with all of the Company's other previously established and outstanding stock option or equity incentive plans or grants, result in:

(i) the maximum aggregate number of Shares issuable to any Participant under this Plan, within any 12 month period, together with Shares reserved for issuance to such Participant (and to Companies wholly-owned by that Participant) under all of the Company's other Security-Based Compensation Arrangements, shall not exceed five (5%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(ii) the maximum aggregate number of Shares issuable to Insiders under this Plan, within any 12 month period, together with Shares reserved for issuance to Insiders under all of the Company's other Security-BasedCompensation Arrangements, shall not exceed ten (10%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(iii) the maximum aggregate number of Shares issuable to Insiders under this Plan, at any point in time, together with Shares reserved for issuance to Insiders under all of the Company's other Security-Based Compensation Arrangements, shall not exceed ten (10%) percent of the issued and outstanding Shares; and

(iv) the maximum aggregate number of Shares issuable to any one Consultant, within any 12 month period, together with Shares issuable to such Consultant under all of the Company's other Security-Based Compensation Arrangements, shall not exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant); and

(v) the maximum aggregate number of Shares issuable pursuant to grants of Options to all Investor Relation Service Providers performing Investor Relations Activities, within any 12 month period, shall not in aggregate exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant). For the avoidance of doubt, Persons performing Investor Relations Activities are only eligible to receive Options under this Plan; they are not eligible to receive any Performance-Based Award or other type of securities based compensation under this Plan.

(c) The Company must obtain Disinterested Shareholder Approval for any amendment to Options held by Insiders that would have the effect of decreasing the exercise price of the Options or the extension of the term of the Options.

14.4 Contemplated Amendments. It is expressly contemplated that the Board may amend this Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Consultants and Directors with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

14.5 No Impairment of Rights. Rights under any Award granted before amendment of this Plan shall not be impaired by any amendment of this Plan unless: (a) the Company requests the consent of the Participant; and (b) the Participant consents in writing.

14.6 Amendment of Awards. The Committee at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Committee may not affect any amendment which would otherwise constitute an impairment of the rights under any Award unless: (a) the Company requests the consent of the Participant; and (b) the Participant consents in writing.

15. General Provisions

15.1 Forfeiture Events. The Committee may specify in an Award Agreement that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant's Continuous Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or any Affiliate.

15.2 Clawback. Subject to prior approval of the TSXV and notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any Applicable Laws will be subject to such deductions and clawback as may be required to be made pursuant to such Applicable Laws (or any policy adopted by the Company pursuant to any such Applicable Laws).

15.3 Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to Shareholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

15.4 Sub-plans. The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying blue sky, securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of this Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

15.5 Deferral of Awards. The Committee may establish one or more programs under this Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of Shares or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program.

15.6 Unfunded Plan. This Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under this Plan.

15.7 Delivery. Upon exercise of a right granted under this Plan, the Company shall issue Shares or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, 30 days shall be considered a reasonable period of time.

15.8 No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to this Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional Shares or whether any fractional Shares should be rounded, forfeited or otherwise eliminated.

15.9 Other Provisions. The Award Agreements authorized under this Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of the Awards, as the Committee may deem advisable.

15.10 Section 409A. This Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Plan shall be interpreted and administered to be in compliance therewith. Any payments described in this Plan that are due within the "short-term deferral period" as defined in Section 409A of the Code shallnot be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in this Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six month period immediately following the Participant's termination of Continuous Service shall instead be paid on the first payroll date after the six month anniversary of the Participant's separation from service (or the Participant's death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A of the Code, and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

15.11 Disqualifying Dispositions. Any Participant who shall make a "disposition" (as defined in Section 424 of the Code) of all or any portion of the Shares acquired upon exercise of an Incentive Stock Option within two years from the Grant Date of such Incentive Stock Option or within one year after the issuance of the Shares acquired upon exercise of such Incentive Stock Option (a "Disqualifying Disposition") shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such Shares.

15.12 Section 16. It is the intent of the Company that this Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short- swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of this Plan would conflict with the intent expressed in this Section 15.12, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

15.13 Section 162(m). To the extent the Committee issues any Award that is intended to be exempt from the deduction limitation of Section 162(m) of the Code, the Committee may, without shareholder or grantee approval, amend this Plan or the relevant Award Agreement retroactively or prospectively to the extent it determines necessary in order to comply with any subsequent clarification of Section 162(m) of the Code required to preserve the Company's federal income tax deduction for compensation paid pursuant to any such Award.

15.14 Beneficiary Designation. Each Participant may from time to time name any beneficiary or beneficiaries by whom any right under this Plan is to be exercised in case of such Participant's death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee, and shall be effective only when filed by the Participant in writing with the Company during the Participant's lifetime.

15.15 Expenses. The costs of administering this Plan shall be paid by the Company.

15.16 Severability. If any of the provisions of this Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

15.17 Plan Headings. The headings in this Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

15.18 Non-Uniform Treatment. The Committee's determinations under this Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

16. Effective Date of Plan

16.1 This Plan shall become effective as of the Effective Date, but no Award shall be exercised (or, in the case of a stock Award, shall be granted) unless and until this Plan has been approved by the Shareholders, which approval shall be within 12 months before or after the date this Plan is adopted by the Board.

17. Termination or Suspension of this Plan

17.1 This Plan shall terminate automatically on February 21, 2033. No Award shall be granted pursuant to this Plan after such date, but Awards granted before may extend beyond that date. The Board may suspend or terminate this Plan at any earlier date pursuant to Section 14.1 hereof. No Awards may be granted under this Plan while this Plan is suspended or after it is terminated.

18. Choice of Law

18.1 The law of the State of Nevada shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of law rules.

19. Shareholder Approval

19.1 No Awards may be exercised prior to the Company obtaining the Shareholder approval of this Plan that is necessary to satisfy any Applicable Laws.

The Board may suspend or terminate this Plan, and any outstanding Awards granted under this Plan may be cancelled, if the Company does not obtain the Shareholder approval of this Plan that is necessary to satisfy any Applicable Laws.